Exhibit 99.2

NORTH AMERICAN ENERGY PARTNERS INC.

Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of Canadian dollars)

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of North American Energy Partners Inc.

We have audited the accompanying consolidated balance sheets of North American Energy Partners Inc. (the “Company”) as of March 31, 2009 and 2008 and the related consolidated statements of operations, comprehensive (loss) income and deficit and cash flows for each of the years in the three-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2009 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 3 (s) and 3 (r) to the consolidated financial statements, the Company adopted new accounting pronouncements related to inventories in 2009 and the recognition and measurement of financial instruments in 2008.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 8, 2009 expressed our opinion that the Company did not maintain effective internal control over financial reporting as of March 31, 2009.

Chartered Accountants

Edmonton, Canada

June 8, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of North American Energy Partners Inc.

We have audited North American Energy Partners Inc. (the “Company”)’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis for the year ended March 31, 2009. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. A material weakness in revenue recognition has been identified and included in management’s assessment. We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements of the Company. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 consolidated financial statements, and this report does not affect our report dated June 8, 2009, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Chartered Accountants

Edmonton, Canada

June 8, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.

Consolidated Balance Sheets

As at March 31 (Expressed in thousands of Canadian Dollars)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$98,880	$31,863
Accounts receivable (note 6)	78,323	167,010
Unbilled revenue (note 7)	55,907	70,883
Inventories (note 3 (s)(iii))	11,814	110
Prepaid expenses and deposits (note 8)	4,781	9,300
Other assets (note 3(g) and note 3(s)(iii))	–	3,703
Future income taxes (note 19)	7,033	8,217

	256,738	291,086
Future income taxes (note 19)	12,432	18,199
Assets held for sale (note 9)	2,760	1,074
Prepaid expenses and deposits (note 8)	3,504	–
Plant and equipment (note 10)	329,705	281,039
Goodwill (note 4)	23,872	200,072
Intangible assets (note 11)	1,041	2,128

	$630,052	$793,598

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$56,204	$113,143
Accrued liabilities (note 15)	52,135	45,078
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 7)	2,155	4,772
Current portion of capital lease obligations (note 16)	5,409	4,733
Current portion of derivative financial instruments (note 22)	11,439	4,720
Future income taxes (note 19)	7,749	10,907

	135,091	183,353
Deferred lease inducements (note 14)	836	941
Capital lease obligations (note 16)	12,075	10,043
Senior notes (note 17)	252,899	198,245
Director deferred stock unit liability (note 29(c))	546	190
Derivative financial instruments (note 22)	50,562	93,019
Asset retirement obligation (note 18)	386	–
Future income taxes (note 19)	30,220	24,443

	482,615	510,234

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – March 31, 2009 – 36,038,476 voting common shares (March 31, 2008 – 35,929,476 voting common shares) (note 20(b))	299,973	298,436
Contributed surplus (note 20(c))	5,275	4,215
Deficit	(157,811)	(19,287)

	147,437	283,364

	$630,052	$793,598

Revolving credit facility (note 13)

Commitments (note 27)

Contingencies (note 30)

Canadian and United States accounting policy differences (note 32)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board

/s/ Ronald A. Mclntosh	/s/ Allen R. Sello
Ronald A. Mclntosh, Director	Allen R. Sello, Director

Consolidated Statements of Operations, Comprehensive (Loss) Income and Deficit

For the years ended March 31 (Expressed in thousands of Canadian Dollars, except per share amounts)

	2009	2008	2007
Revenue	$972,536	$989,696	$629,446
Project Costs	505,026	592,458	363,930
Equipment costs	210,520	174,873	122,306
Equipment operating lease expense	43,583	22,319	19,740
Depreciation	38,102	36,729	31,034

Gross profit	175,305	163,317	92,436
General and administrative costs	74,405	69,670	39,769
Loss on disposal of plant and equipment	5,325	179	959
Amortization of intangible assets	1,087	1,071	582
Impairment of goodwill (note 4)	176,200	–	–

Operating (loss) income before the undernoted	(81,712)	92,397	51,126
Interest expense, net (note 21)	27,450	27,019	37,249
Foreign exchange loss (gain)	46,666	(25,442)	(5,044)
Realized and unrealized (gain) loss on derivative financial instruments (note 22(a))	(25,081)	34,075	(196)
Gain on repurchase of NACG Preferred Corp. Series A preferred shares (notes 2 and 20(a))	–	–	(9,400)
Loss on extinguishment of debt (notes 2 and 17)	–	–	10,935
Other income (note 22(c)(i))	(5,955)	(418)	(904)

(Loss) income before income taxes	(124,792)	57,163	18,486
Income taxes (note 19):
Current income taxes	5,546	80	(2,975)
Future income taxes	9,177	17,299	382

Net (loss) income and comprehensive (loss) income for the year	(139,515)	39,784	21,079
Deficit, beginning of period – as previously reported	(19,287)	(55,526)	(76,546)
Change in accounting policy related to financial instruments (note 3(r)(iii))	–	(3,545)	–
Change in accounting policy related to inventories (note 3(s)(iii))	991	–	–
Premium on repurchase of common shares (note 20(b))	–	–	(59)

Deficit, end of period	$(157,811)	$(19,287)	$(55,526)

Net (loss) income per share – basic (note 20(d))	$(3.87)	$1.11	$0.87

Net (loss) income per share – diluted (note 20(d))	$(3.87)	$1.08	$0.83

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended March 31 (Expressed in thousands of Canadian Dollars)

	2009	2008	2007
Cash provided by (used in):
Operating activities:
Net (loss) income for the year	$(139,515)	$39,784	$21,079
Items not affecting cash:
Depreciation	38,102	36,729	31,034
Write-down of other assets to replacement cost (note 3(g))	–	1,845	695
Amortization of intangible assets	1,087	1,071	582
Impairment of goodwill (note 4)	176,200	–	–
Amortization of deferred lease inducements (note 14)	(105)	(104)	–
Amortization of bond issue costs, premiums and financing costs (note 21)	808	838	3,436
Loss on disposal of plant and equipment	5,325	179	959
Unrealized foreign exchange loss (gain) on senior notes	45,860	(24,788)	(5,017)
Unrealized change in the fair value of derivative financial instruments	(27,752)	31,406	(2,748)
Stock-based compensation expense (note 29)	2,251	1,991	2,101
Gain on repurchase of NACG Preferred Corp. Series A preferred shares (notes 2 and 20(a))	–	–	(8,000)
Loss on extinguishment of debt (notes 2 and 17)	–	–	10,680
Change in redemption value and accretion of redeemable preferred shares	–	–	3,114
Accretion of asset retirement obligation (note 18)	155	–	–
Future income taxes	9,177	17,299	382
Net changes in non-cash working capital (note 24(b))	46,192	(8,753)	(57,072)

	157,785	97,497	1,225

Investing activities:
Acquisition, net of cash acquired (note 5)	–	(1,581)	(1,517)
Purchase of plant and equipment	(94,139)	(57,779)	(110,019)
Additions to assets held for sale	(2,035)	(3,499)	–
Proceeds on disposal of plant and equipment	11,164	6,862	3,564
Proceeds of disposal of assets held for sale	325	10,200	–
Net changes in non-cash working capital (note 24(b))	(630)	(2,835)	7,922

	(85,315)	(48,632)	(100,050)

Financing activities:
(Decrease) increase in revolving credit facility	–	(20,500)	20,500
Repayment of 9% senior secured notes (note 17)	–	–	(74,748)
Repurchase of NAEPI Series A preferred shares (notes 2 and 20(a)(ii))	–	–	(1,000)
Repurchase of NACG Preferred Corp. Series A preferred shares (notes 2 and 20(a)(i))	–	–	(27,000)
Cash settlement of stock options (note 20(c))	–	(581)	–
Stock options exercised (note 20(b))	703	1,627	139
Financing costs (notes 11, 12, and 13)	–	(776)	(1,346)
Repayment of capital lease obligations	(6,156)	(3,762)	(6,033)
Issue of common shares (note 2 and 20(b))	–	–	171,165
Share issue costs (notes 2 and 20(b))	–	–	(18,582)
Repurchase of common shares for cancellation (note 20(b))	–	–	(84)

	(5,453)	(23,992)	63,011

Increase (decrease) in cash and cash equivalents	67,017	24,873	(35,814)
Cash and cash equivalents, beginning of year	31,863	6,990	42,804

Cash and cash equivalents, end of year	$98,880	$31,863	$6,990

Supplemental cash flow information (note 24 (a))

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc. (“NACG”), was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company undertakes several types of projects including heavy construction, industrial and commercial site development and pipeline and piling installations in Canada.

On November 28, 2006, immediately prior to the closing of its Initial Public Offering (“IPO”) of common shares in Canada and the United States (note 2), NACG amalgamated with its wholly-owned subsidiaries, NACG Preferred Corp. and North American Energy Partners Inc. (“NAEPI”). The amalgamated entity was continued as North American Energy Partners Inc. The voting common shares of the new entity, North American Energy Partners Inc., include the shares offered in the IPO and outstanding common shares in North American Energy Partners Inc. that were not sold in the concurrent secondary offering.

2. Re-organization and initial public offering

On November 28, 2006, prior to the amalgamation referred to in note 1, NACG acquired the NACG Preferred Corp. Series A preferred shares with a carrying value of $35,000 in exchange for a promissory note in the amount of $27,000 and the forfeiture of accrued dividends of $1,400 (note 20(a)). The Company recorded a gain of $9,400 on the repurchase of the NACG Preferred Corp. Series A preferred shares.

On November 28, 2006, prior to the amalgamation referred to in note 1, NACG repurchased the NAEPI Series A preferred shares for their redemption value of $1,000. NACG also cancelled the consulting and advisory services agreement with The Sterling Group, L.P., Genstar Capital, L.P., Perry Strategic Capital Inc., and SF Holding Corp. (collectively, the “Sponsors”), under which NACG had received ongoing consulting and advisory services with respect to the organization of the companies, employee benefit and compensation arrangements and other matters. The consideration paid for the cancellation of the consulting and advisory services agreement on the closing of the offering was $2,000, which was recorded as general and administrative expense in the consolidated statement of operations. Under the consulting and advisory services agreement, the Sponsors also received a fee of $854, which approximates 0.5% of the aggregate gross proceeds to NACG from the IPO, which was recorded as a share issue cost.

On November 28, 2006, prior to the amalgamation referred to in note 1, each holder of NAEPI Series B preferred shares received 100 common shares of NACG for each NAEPI Series B preferred share held as a result of the Company exercising a call option to acquire the NAEPI Series B preferred shares (note 20(a)). Upon exchange, the carrying value of the NAEPI Series B preferred shares on the exercise date of $44,682 was transferred to share capital.

On November 28, 2006, the Company completed an IPO for the sale of 8,750,000 common voting shares for total gross proceeds of $158,549. Net proceeds from the IPO, after deducting underwriting fees and offering expenses, were $140,850. Subsequent to the IPO, the underwriters exercised their overallotment option to purchase 687,500 additional voting common shares of the Company for gross proceeds of $12,616. Net proceeds from the overallotment, after deducting underwriting fees and offering expenses, were $11,733. Total net proceeds from the IPO and subsequent overallotment were $152,583 (note 20 (b)).

The net proceeds from the IPO and subsequent overallotment were used to:

•

repurchase all of the Company’s outstanding 9% senior secured notes due 2010 for $74,748 plus accrued interest of $3,027. The notes were redeemed at a premium of 109.26% resulting in a loss on extinguishment of $6,338. The loss on extinguishment, along with the write-off of deferred financing fees of $4,342 and other costs of $255, was recorded as a loss on extinguishment of debt in the consolidated statement of operations;

•	repay the promissory note in respect of the repurchase of the NACG Preferred Corp. Series A preferred shares for $27,000 as described above;
•	purchase certain equipment leased under operating leases for $44,623;
•	cancel the consulting and advisory services agreement with the Sponsors for $2,000; and
•	for general corporate purposes.

Notes to Consolidated Financial Statements

3. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material inter-company transactions and balances are eliminated on consolidation. Material items that give rise to measurement differences to the consolidated financial statements under United States GAAP are outlined in note 32.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, North American Construction Group Inc. (“NACGI”) and NACG Finance LLC, the Company’s joint venture, Noramac Ventures Inc. and the following 100% owned subsidiaries of NACGI:

•North American Caisson Ltd.

•North American Construction Ltd.

•North American Engineering Ltd.

•North American Enterprises Ltd.

•North American Industries Inc.

• North American Mining Inc.

•North American Maintenance Ltd.

•North American Pipeline Inc. •North American Road Inc. •North American Services Inc. •North American Site Development Ltd. •North American Site Services Inc. •North American Pile Driving Inc.

b) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosures reported in these consolidated financial statements and accompanying notes.

Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price or lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on contracts, assumptions used to value financial instruments, assumptions used to determine the redemption value of redeemable securities, assumptions used in periodic impairment testing, and estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of future income tax assets and the useful lives of plant and equipment. Actual results could differ materially from those estimates.

The accuracy of the Company's revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, or lump-sum project. The Company’s cost estimates use a detailed “bottom up” approach, using inputs such as labour and equipment hours, detailed drawings and material lists. These estimates are reviewed and updated monthly. The Company believes our experience allows us to produce materially reliable estimates. However, our projects can be highly complex. Profit margin estimates for a project may either increase or decrease to some extent from the amount that was originally estimated at the time of the related bid. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump sum. Revenue is recognized as costs are incurred for time-and-materials and cost-plus service contracts with no clearly defined scope. Revenue on cost plus, unit-price, lump sum and time-and-materials contracts with defined scope are recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour, supplies, and tools. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements

Notes to Consolidated Financial Statements

arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred. Revenues related to unapproved change orders and claims are included in total estimated contract revenue when they are approved.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and
•	revenues can be reliably estimated.

These two conditions are satisfied when:

•

the contract or other evidence provides a legal basis for the unapproved change order or claim or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;
•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and
•	evidence supporting the unapproved change order or claim is objective and verifiable.

This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

Claims revenue recognized was $56.0 million for the year ended March 31, 2009 (2008 – $nil; 2007 – $14.5 million). Claims revenue of $1.8 million is included in unbilled revenue and remains uncollected at the end of the year (2008 – $3.1 million; 2007 – $8.4 million). $45.7 million of claims revenue was collected as of March 31, 2009.

The Company’s long-term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

The asset entitled “unbilled revenue” represents revenue recognized in advance of amounts invoiced. The liability entitled “billings in excess of costs incurred and estimated earnings on uncompleted contracts” represents amounts invoiced in excess of revenue recognized.

d) Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances net of outstanding cheques and short-term investments with maturities of three months or less when purchased.

e) Allowance for doubtful accounts

The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition, and historical experience.

f) Inventories

Inventories are carried at the lower of cost and net realizable value, and consist primarily of tires (note 3(s)(iii)). Net realizable value represents the estimated selling price for inventories in the ordinary course of business less the estimated costs necessary to make the sale.

g) Other assets

For the year ended March 31, 2008, other assets consisted of tires and spare component parts, and were stated at the lower of weighted average cost or replacement cost. Other assets are charged to earnings when they are put into use. A write-down of other assets to reduce other assets to the lower of weighted average cost or replacement cost of $1,845 was included in equipment costs for the year ended March 31, 2008. On April 1, 2008, tires and spare parts components were reclassified from ‘other assets’ to inventories (note 3(s)(iii)).

Notes to Consolidated Financial Statements

h) Plant and equipment

Plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and transmissions are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation for each category is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and annual rates:

Assets	Basis	Rate
Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Declining balance	30%
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Assets under capital lease	Declining balance	Over life of lease

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

i) Goodwill

Goodwill represents the excess purchase price paid by the Company over the fair value of tangible and identifiable intangible assets and liabilities acquired as a result of purchasing a business entity. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned, as of the date of the business combination, to reporting units that are expected to benefit from the business combination. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared to its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

The Company performs its annual goodwill assessment on October 1 of each year. In addition, the Company tested goodwill for impairment at December 31, 2008 and March 31, 2009 and determined that there was an impairment in its carrying value (note 4).

j) Intangible assets

Intangible assets include:

•	customer contracts in process and related relationships, which are being amortized over the remaining lives of the related contracts and relationships;
•	trade names, which are being amortized on a straight-line basis over their estimated useful life of 10 years;
•	non-competition agreements, which are being amortized on a straight-line basis between the three and five-year terms of the respective agreements; and
•	financing costs related to the revolving credit facility are amortized on a straight-line basis over the term of the agreement.

k) Impairment of long-lived assets

Long-lived assets or asset groups held and used including plant, equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, and is charged to depreciation expense. The Company made assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

Notes to Consolidated Financial Statements

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management’s commitment to a plan to sell the assets;
•	the assets are available for immediate sale in their present condition;
•	an active program to locate buyers and other actions to sell the assets have been initiated;
•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;
•	the assets are being actively marketed at reasonable prices in relation to their fair value; and
•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

l) Asset retirement obligations

Asset retirement obligations are legal obligations associated with the retirement of plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time and any changes in the amount or timing of the underlying future cash flows through charges to equipment costs (accretion) on the Consolidated Statements of Operations, Comprehensive (Loss) Income and Deficit.

m) Foreign currency translation

The functional currency of the Company is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.

n) Derivative financial instruments

The Company uses derivative financial instruments to manage financial risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency and interest rate swap agreements as well as embedded price escalation features in revenue and supplier contracts. All such instruments are only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard credit terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments are not designated as hedges for accounting purposes and are recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statement of Operations, Comprehensive (Loss) Income and Deficit.

o) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment or substantive enactment. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

p) Stock – based compensation plan

The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to contributed surplus. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of contributed surplus.

The Company has a Director’s Deferred Stock Unit (“DDSU”) plan, which is described in note 29(c). The DDSU plan enables directors to receive all or a portion of their fee for that fiscal year in the form of deferred stock units. The deferred stock units are settled in cash and are classified as a liability on the consolidated balance sheets. The measurement of the liability and compensation costs for these awards is based on the intrinsic value of the award and

Notes to Consolidated Financial Statements

is recorded as a charge to operating income over the vesting period of the award. Subsequent changes in the Company's payment obligation after vesting of the award and prior to the settlement date are recorded as a charge to operating income in the period such changes occur.

The Company has a Deferred Performance Share Unit (“DPSU”) plan, which is described in note 29(b). This compensation plan is settled, at the Company’s option, either by the issuance of equity instruments or by cash payment. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award's vesting period, with a corresponding increase to contributed surplus. The vesting of awards under the DPSU is contingent upon certain performance criteria being achieved. The fair value of each share option grant under the Performance Plan assumes that the relevant performance criteria will be achieved and compensation cost is recorded to the extent that vesting of the award is considered probable. When it is determined that such criteria are not probable of being achieved, no compensation cost is recognized and any previously recognized compensation cost is reversed.

q) Net (loss) income per share

Basic net (loss) income per share is computed by dividing net (loss) income available to common shareholders by the weighted average number of shares outstanding during the year (see note 20(d)). Diluted per share amounts are calculated using the treasury stock. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.

r) Financial Instruments:

i) Classification and measurement

All financial instruments, including derivatives, must initially be recognized at fair value on the balance sheet. The Company classifies financial instruments into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, and other financial liabilities. Subsequent measurement and changes in fair value depend on the financial instrument’s initial classification. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method. Held-for-trading financial instruments are measured at fair value with changes in fair value recognized in net income. Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amounts would be recorded in net income. The trade date is used to account for regular way purchase and sale contracts.

The Company has the following financial instruments and has selected the following classifications:

•	Cash and cash equivalents are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in net income;
•

Accounts receivable and unbilled revenue are classified as loans and receivables and are initially recorded at fair value and subsequent to initial recognition are accounted for at amortized cost using the effective interest method;

•

The Company has classified amounts due under its revolving credit facility, accounts payable, accrued liabilities, and senior notes as other financial liabilities. Other financial liabilities are accounted for on initial recognition at fair value and subsequent to initial recognition at amortized cost using the effective interest method;

•

Derivative financial instruments, including non-financial derivatives, are classified as held-for-trading and are measured at fair value with realized and unrealized gains and losses recognized in the Consolidated Statement of Operations, Comprehensive (Loss) Income and Deficit, unless exempted from derivative treatment as a normal purchase or sale; and

•	The Company has not classified any of its financial assets as available-for-sale or held-to-maturity, nor have any of its financial liabilities been classified as held-for-trading.

ii) Transaction costs

Transaction costs are incremental costs that are directly related to the acquisition or issuance of financial assets or liabilities and are accounted for as part of the respective asset or liability’s carrying value at inception. The Company incurred transaction costs on the issuance of the unsecured U.S.$ denominated 8 3/4% senior notes and classifies these costs as part of the carrying value of senior notes on the consolidated balance sheet. The costs capitalized within long-term debt are amortized over the expected life of the related debt using the effective interest method.

iii) Financial instruments – recognition and measurement

Effective April 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and Handbook Section 3865, “Hedges”. These standards have been applied retroactively without restatement as discussed below and, accordingly, comparative amounts for prior periods have not been restated.

Notes to Consolidated Financial Statements

On April 1, 2007, the Company made the following transitional adjustments to the consolidated balance sheet to adopt the new standards:

Increase (decrease)
Deferred financing costs	$(11,356)
Intangible assets	1,622
Long-term future income tax asset	3,293
Senior notes	(12,634)
Derivative financial instruments	9,720
Long-term future income tax liability	18
Opening deficit	3,545

The adoption of these standards resulted in the following adjustments as of April 1, 2007 in accordance with the transition provisions:

•

Deferred financing costs related to the issue of the senior notes that were previously presented as a separate asset on the consolidated balance sheet are now included in the carrying value of the senior notes and are being amortized using the effective interest method over the remaining term of the debt. Prior to April 1, 2007, these deferred financing costs were amortized on a straight line basis over the term of the debt. As a result of the change in method of accounting, financing costs were re-measured on April 1, 2007 using the effective interest method. This re-measurement resulted in a $9,734 decrease in deferred financing costs, a decrease of $9,815 in senior notes, a decrease of $63 in opening deficit and an increase of $18 in the future income tax liability;

•

Transaction costs incurred in connection with the Company’s revolving credit facility of $1,622 were reclassified from deferred financing costs to intangible assets on April 1, 2007 and these costs continue to be amortized on a straight-line basis over the term of the facility.

•

The Company determined that the issuer’s early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense. At transition on April 1, 2007, the Company recorded the fair value of $8,519 related to these embedded derivatives and a corresponding decrease in opening deficit of $7,305, net of future income taxes of $1,214. The impact of the bifurcation of these embedded derivatives at issuance of the senior notes resulted in an increase of senior notes of $5,700 and an increase in opening deficit of $3,963, net of income taxes of $1,737 after applying the effective interest method to the premium resulting from the bifurcation of these embedded derivatives to April 1, 2007; and

•

The Company determined that price escalation features in certain revenue and maintenance service contracts contain embedded derivatives that are not closely related to the host contracts. The embedded derivatives have been measured at fair value and included in derivative financial instruments on the consolidated balance sheet, with changes in the fair value recognized in net income. The Company recorded the fair value of $9,720 related to these embedded derivatives on April 1, 2007, with a corresponding increase in opening deficit of $6,950, net of future income taxes of $2,770.

s) Recently adopted Canadian accounting pronouncements

i) Financial instruments – disclosure and presentation

Effective April 1, 2008, the Company prospectively adopted CICA Handbook Section 3862, “Financial Instruments –Disclosures”, which replaces disclosure guidance in CICA Handbook Section 3861 and provides expanded disclosure requirements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. This standard harmonizes disclosures with International Financial Reporting Standards. The Company has provided the required disclosures in note 22 to its consolidated financial statements for the year ended March 31, 2009.

Effective April 1, 2008, the Company adopted CICA Handbook Section 3863, “Financial Instruments – Presentation”, which carries forward presentation guidance in CICA Handbook Section 3861. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset. The adoption of this standard did not have a material impact on the presentation of financial instruments in the Company’s financial statements.

Notes to Consolidated Financial Statements

ii) Capital disclosures

Effective April 1, 2008, the Company prospectively adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires disclosure of qualitative and quantitative information that enables users to evaluate the Company’s objectives, policies and process for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The Company has provided the required disclosures in note 23 to its consolidated financial statements for the year ended March 31, 2009.

iii) Inventories

Effective April 1, 2008, the Company retrospectively adopted CICA Handbook Section 3031, “Inventories” without restatement of prior periods. This standard requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost, including the allocation of overheads and other costs to inventories, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there are subsequent increases in the value of inventories. This new standard also clarifies that spare component parts that do not qualify for recognition as property, plant and equipment should be classified as inventory. In adopting this new standard, the Company reversed a tire impairment that was previously recorded at March 31, 2008 in other assets of $1,383 with a corresponding decrease to opening deficit of $991 net of future taxes of $392. The Company then reclassified $5,086 of tires and spare component parts from ‘Other assets’ to ‘Inventory’. As at March 31, 2009, inventory is comprised of spare tires of $10,533 and job materials of $1,281. The Company carries inventory at the lower of weighted average cost and net realizable value. The carrying amount of inventory pledged as security for borrowings under the revolving credit facility (note 13) is approximately $11,814 as at March 31, 2009. The adoption of this standard did not have a material impact on net (loss) income for the year ended March 31, 2009.

iv) Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This Abstract requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this abstract in the fourth quarter of 2009 did not have a material impact on the Company’s consolidated financial statements.

t) Recent Canadian accounting pronouncements not yet adopted

i) Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Accounting Standard IAS 38, Intangible Assets. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing April 1, 2009. The Company is currently evaluating the impact of this standard.

ii) Business combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces the existing standard. This section establishes standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, that restructuring charges will be expensed in periods after the acquisition date and that non-controlling interests should be measured at fair value at the date of acquisition. This standard is equivalent to International Financial Reporting Standards on business combinations. This standard is to be applied prospectively to business combinations with acquisition dates on or after January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of this standard.

iii) Consolidated financial statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, which replaces CICA 1600 – Consolidated Financial Statements. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than guidance for non-controlling interests. This standard is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of this standard.

iv) Non-controlling interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. This standard is effective for interim and annual financial statements

Notes to Consolidated Financial Statements

beginning on January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of this standard.

v) International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, the Company was to adopt U.S. GAAP on or before this date. Should the Company decide to adopt IFRS, its first annual IFRS financial statements would be for the year ending March 31, 2012 and would include the comparative period of 2011 and starting in the first quarter of 2012, the Company would provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2011. The Company has completed a preliminary assessment of the accounting and reporting differences under IFRS, Canadian GAAP and U.S. GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. This assessment will, in part, determine whether the Company adopts IFRS or U.S. GAAP once Canadian GAAP ceases to exist.

The Company is also closely monitoring standard-setting activity and regulatory developments in Canada, the United States and internationally that may affect the timing of its adoption of either IFRS or U.S. GAAP in future periods.

4. Goodwill

In accordance with the Company’s accounting policy, a goodwill impairment test is completed annually on October 1 of each fiscal year or whenever events or changes in circumstances indicate that impairment may exist. The Company conducted its annual goodwill impairment test on October 1, 2008 and concluded that the fair value of each of its reporting units exceeded its carrying amount. However, at December 31, 2008 and at March 31, 2009, based on adverse changes in the Company’s principal markets, the recent decline in the Company’s market capitalization and updated long-term financial forecasts, which resulted in lower near-term and longer-term revenues and cash flows for each reporting unit, the Company concluded that an interim test for impairment of goodwill was appropriate.

In performing the goodwill assessment at December 31, 2008, the Company considered discounted cash flows, market capitalization and other factors, including observable market data to determine the fair value of each reporting unit. Although implied market comparable valuation multiples and transaction premiums were considered in the analysis, there are significant differences in the products, services, and operating characteristics of the reporting units as compared to a set of selected comparable companies. As a result, the Company relied primarily on the discounted cash flow method, using management projections for each reporting unit and risk-adjusted discount rates to determine fair value. Expected cash flows of each of the reporting units were discounted using estimated discount rates ranging from 18.0% to 27.0% to calculate fair value and a terminal growth rate of 3.0%. Based on this analysis, the Company concluded that the carrying value of the Pipeline Operating Segment (also a separate reporting unit) exceeded its fair value and the Company recorded an impairment charge of $32,753, calculated as the difference between the carrying value of goodwill of the Pipeline Operating Segment and the implied fair value of the Pipeline Operating Segment of $nil at December 31, 2008.

During the three months ended March 31, 2009, the Company observed further deterioration in industry conditions, global economic and credit conditions. The current economic environment has impacted the Company’s ability to forecast future demand and has in turn resulted in the use of higher discounts rates, reflecting the risk and uncertainty in the current market. Furthermore, the Company experienced a significant and sustained quarter over quarter decline in its market capitalization due primarily to the continued challenging market conditions. As a result, the Company concluded that events had occurred and circumstances had changed that required it to perform an additional interim goodwill impairment test for the Heavy Construction and Mining and Piling Operating Segments (also separate reporting units) as at March 31, 2009, which was corroborated by a combination of factors including a significant and sustained decline in the Company’s market capitalization, which was significantly below its book value, and deteriorating environment, which has resulted in a decline in expected future demand.

As part of the March 31, 2009 goodwill impairment test, the Company updated its discounted cash flow (“DCF”) analysis for the Heavy Construction and Mining and Piling reportable business segments using estimated discount rates ranging from 22.0% to 32.0% and a decreased terminal growth rate from 3.0% to 2.5% to calculate fair value. The Company also updated its forecasted cash flows. These updates were based on the current economic volatility experienced during the three months ended March 31, 2009 and considered management’s view of economic conditions and trends, estimated future operating results, sector growth rates, anticipated future economic conditions and the Company’s strategic alternatives to respond to these conditions. Although implied market comparable valuation multiples and transaction premiums were considered in the analysis, there are significant differences in the products, services and operating characteristics of the reporting units as compared to a set of selected comparable companies. The fair value utilizing the DCF model was determined to be reasonable when compared to the market capitalization at the end of the year plus a reasonable control premium. The process of determining fair value is subjective and requires

Notes to Consolidated Financial Statements

management to exercise a significant amount of judgment in determining future growth rates, discount and tax rates and other factors.

As a result of this analysis, the Company concluded that the carrying value of the Heavy Construction and Mining and Piling reporting units exceeded their fair value and the Company recorded an impairment charge of $125,447 and $18,000 respectively, calculated as the difference between the carrying value of goodwill of the Heavy Construction and Mining reporting unit of $125,447 and of the Piling reporting unit of $46,372 and the implied fair value of goodwill at March 31, 2009 of $nil for the Heavy Construction and Mining reporting unit and $28,372 for the Piling reporting unit.

The implied fair value of goodwill was determined in the same manner as the value of goodwill is determined in a business combination. The impairment charge is included in the caption “Impairment of goodwill” in the Consolidated Statement of Operations, Comprehensive (Loss) Income and Deficit for the year ended March 31, 2009.

There was no goodwill impairment recorded for the years ended March 31, 2008 and 2007.

The change in goodwill during the year ended March 31, 2009 is as follows:

For the year ended	March 31, 2009
Balance, beginning of period	$200,072
Impairment of goodwill (assigned to the Pipeline Segment)	(32,753)
Impairment of goodwill (assigned to the Heavy Construction and Mining Segment)	(125,447)
Impairment of goodwill (assigned to the Piling Segment)	(18,000)

Balance, end of period	$23,872

5. Acquisitions

i) Acquisitions in fiscal 2009

The Company did not acquire any businesses in fiscal 2009.

ii) Acquisitions in fiscal 2008

On May 1, 2007, the Company acquired all of the assets of Active Auger Services 2001 Ltd., a piling company specializing in the design and installation of screw piles in north central Saskatchewan, for total cash consideration and acquisition costs of $1,581. The transaction has been accounted for by the purchase method with the results of operations included in the financial statements from the date of acquisition. The goodwill acquired is deductible for tax purposes. The purchase price allocation is as follows:

Net assets acquired at assigned values:
Plant and equipment	$700
Intangible assets	201
Goodwill (assigned to the piling segment)	680

$1,581

iii) Acquisitions in fiscal 2007

On September 1, 2006, the Company acquired all of the shares of Midwest Foundation Technologies Ltd., a piling company specializing in the design and installation of micropile foundations in western Canada, for cash consideration and acquisition costs totaling $1,646. The transaction has been accounted for by the purchase method with the results of operations included in the financial statements from the date of acquisition. The goodwill related to this transaction is not deductible for tax purposes. The final purchase price allocation is as follows:

Net assets acquired at assigned values:
Working capital (including cash of $129)	$170
Plant and equipment	554
Intangible assets	410
Goodwill (assigned to the piling segment)	843
Future income tax liability	(194)
Capital lease obligations	(137)

$1,646

Notes to Consolidated Financial Statements

6. Accounts receivable

	March 31, 2009	March 31, 2008
Accounts receivable – trade	$67,123	$123,249
Accounts receivable – holdbacks	9,376	34,996
Income and other taxes receivable	–	2,734
Accounts receivable – other	4,421	6,773
Allowance for doubtful accounts	(2,597)	(742)

	$78,323	$167,010

Accounts receivable – holdbacks represent amounts up to 10% under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.

7. Costs incurred and estimated earnings net of billings on uncompleted contracts

	March 31, 2009	March 31, 2008
Costs incurred and estimated earnings on uncompleted contracts	$955,763	$1,037,273
Less billings to date	(902,011)	(971,162)

	$53,752	$66,111

Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the consolidated balance sheets under the following captions:

	March 31, 2009	March 31, 2008
Unbilled revenue	$55,907	$70,883
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(2,155)	(4,772)

	$53,752	$66,111

8. Prepaid expenses and deposits

Current:

	March 31, 2009	March 31, 2008
Prepaid insurance and property taxes	$1,535	$1,065
Prepaid lease payments	3,246	6,606
Deposits on other assets	–	1,629

	$4,781	$9,300

Non-current:

	March 31, 2009	March 31, 2008
Opening balance	$ –	$ –
Additions to non-current prepaid lease payments	3,504	–
Amortization of non-current prepaid lease payments	–	–

Ending balance	$3,504	$ –

9. Assets held for sale

Included in depreciation expense for the year ended March 31, 2009 is a loss on disposal of assets held for sale of $24 (2008 – $493; 2007 – $3,582) relating to a decision to dispose of heavy construction assets in the Heavy Construction & Mining segment. The impairment charge is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. The assets held for sale at March 31, 2009 have been reclassified from plant and equipment to long-term assets as the assets have not yet been sold.

During the year ended March 31, 2009, impairments of plant and equipment amounting to $883 have been included in depreciation expense in the Consolidated Statements of Operations, Comprehensive (Loss) Income and Deficit (2008 – $1,564; 2007 – $nil).

Notes to Consolidated Financial Statements

10. Plant and equipment

March 31, 2009	Cost	Accumulated Depreciation	Net Book Value
Heavy equipment	$319,706	$76,130	$243,576
Major component parts in use	25,187	2,535	22,652
Other equipment	22,056	8,268	13,788
Licensed motor vehicles	12,760	7,445	5,315
Office and computer equipment	14,614	5,644	8,970
Buildings	19,822	4,956	14,866
Leasehold improvements	6,494	1,845	4,649
Assets under capital lease	27,953	12,064	15,889

	$448,592	$118,887	$329,705

March 31, 2008	Cost	Accumulated Depreciation	Net Book Value
Heavy equipment	$281,975	$62,539	$219,436
Major component parts in use	12,291	4,797	7,494
Other equipment	17,086	6,232	10,854
Licensed motor vehicles	8,981	6,110	2,871
Office and computer equipment	9,016	3,479	5,537
Buildings	19,530	3,443	16,087
Leasehold improvements	6,272	1,107	5,165
Assets under capital lease	23,271	9,676	13,595

	$378,422	$97,383	$281,039

During the year ended March 31, 2009, additions to plant and equipment included $8,863 of assets that were acquired by means of capital leases (2008 – $8,829; 2007 – $4,653). Depreciation of equipment under capital lease of $5,138 (2008 – $2,928; 2007 – $1,481) was included in depreciation expense.

11. Intangible assets

March 31, 2009	Cost	Accumulated Amortization	Net Book Value
Customer contracts in progress and related relationships	$340	$260	$80
Financing costs	3,205	2,438	767
Other intangible assets	721	527	194

	$4,266	$3,225	$1,041

March 31, 2008	Cost	Accumulated Amortization	Net Book Value
Customer contracts in progress and related relationships	$340	$160	$180
Financing costs	3,017	1,601	1,416
Other intangible assets	876	344	532

	$4,233	$2,105	$2,128

There were no financing fees paid during the year ended March 31, 2009. During the year ended March 31, 2008, financing fees totalling $776 paid in connection with an amendment of the revolving credit facility (note 13) were recorded as financing costs. These costs, together with the existing unamortized financing costs, are being amortized on a straight-line basis over the term of the amended revolving credit facility consistent with accounting for the amendment of the revolving credit facility as a modification.

Amortization of intangible assets for the year ended March 31, 2009 was $1,087 (2008 – $1,071; 2007 – $582). The estimated amortization expense for future years is as follows:

For the year ending March 31,
2010	$862
2011	55
2012	48
2013	43
2014 and thereafter	33

$1,041

Notes to Consolidated Financial Statements

12. Deferred financing costs

Deferred financing costs related to the senior notes that were previously presented as a separate asset on the consolidated balance sheet are now included in the carrying value of the senior notes (see note 2 and 17). Transaction costs incurred in connection with the Company's revolving credit facility of $1,622 were reclassified from deferred financing costs to intangible assets effective April 1, 2007.

For the year ended March 31, 2007, fees of $275 were paid to the holders of the 8 3/4% senior notes in connection with an amendment of the indenture governing the 8 3/4% senior notes (note 17). The amendment has been accounted for as a modification, and the fees paid to the note holders, together with the existing unamortized deferred financing costs, were deferred and amortized on a straight-line basis over the remaining term of the 8 3/4% senior notes.

During the year ended March 31, 2007, financing fees totalling $1,071 paid in connection with amendment of the revolving credit facility (note 13) were recorded as deferred financing costs. These costs, together with the existing unamortized deferred financing costs, were deferred and amortized over the term of the amended revolving credit facility consistent with accounting for the amendment of the revolving credit facility as a modification.

In connection with the retirement of the 9% senior secured notes on November 28, 2006, the Company wrote off deferred financing costs of $4,342 (note 17) during the year ended March 31, 2007. Amortization of deferred financing costs for the year ended March 31, 2007 was $3,436 (2006 – $3,338).

13. Revolving credit facility

On June 7, 2007, the Company modified its amended and restated credit agreement to provide for borrowings of up to $125.0 million (previously $55.0 million) under which revolving loans and letters of credit may be issued. This facility matures on June 7, 2010. Advances under the revolving credit facility may be repaid from time to time at the option of the Company. Based upon the Company’s current credit rating, prime rate revolving loans under the agreement will bear interest at the Canadian prime rate plus 0.25% per annum, Canadian bankers’ acceptances have stamping fees equal to 1.75% per annum and letters of credit are subject to a fee of 1.25% per annum. Standby fees are calculated at a rate per annum equal to the applicable pricing margin applied to the amount by which the amount of the outstanding principal owing to each lender under the credit facility for each day is less than the commitment of such lender and accrue daily from the first day to the last day of each fiscal quarter. In each case, the applicable pricing margin depends on the Company’s credit rating. Interest rates are increased by 2% per annum in excess of the rate otherwise payable on any amount not paid when due.

This credit facility is secured by a first priority lien on substantially all the Company’s existing and after acquired property and contains certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions or to pay dividends or redeem shares of capital stock. The Company is also required to meet certain financial covenants under the credit agreement. The Company was in compliance with the covenants under its revolving credit facility as at and throughout the year ended March 31, 2009.

As of March 31, 2009, the Company had outstanding borrowings of $nil (March 31, 2008 – $nil) under the revolving credit facility and had issued $20.8 million (2008 – $20.0 million) in letters of credit to support performance guarantees associated with customer contracts. The funds available under the revolving credit facility are reduced for any outstanding letters of credit. The Company’s unused borrowing availability under the facility was $104.2 million at March 31, 2009.

During the twelve months ended March 31, 2008, financing fees of $776, were incurred in connection with the modifications to the amended and restated credit agreement and were recorded as an intangible asset.

14. Deferred lease inducements

Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative costs on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	March 31, 2009	March 31, 2008
Balance, beginning of period	$941	$ –
Additions	–	1,045
Amortization of deferred lease inducements	(105)	(104)

Balance, end of period	$836	$941

Amortization of deferred lease inducements of $105 was recorded for the year ended March 31, 2009 (March 31, 2008 – $104, 2007 – $nil) and is included in general and administration costs in the Consolidated Statements of Operations, Comprehensive (Loss) Income and Deficit.

Notes to Consolidated Financial Statements

15. Accrued liabilities

	March 31, 2009	March 31, 2008
Accrued interest payable	$16,021	$8,693
Payroll liabilities	15,083	19,564
Liabilities related to equipment leases	12,182	14,617
Income and other taxes payable	8,849	2,204

	$52,135	$45,078

16. Capital lease obligations

The Company’s capital leases primarily relate to licensed motor vehicles. The minimum lease payments due in each of the next five fiscal years are as follows:

2010	$6,395
2011	5,455
2012	4,844
2013	2,598
2014	186

Subtotal:	$19,478
Less: amount representing interest – weighted average interest rate of 11.40%	(1,994)

Present value of minimum lease payments	17,484
Less: current portion	(5,409)

Long-term portion	$12,075

17. Senior notes

	March 31, 2009	March 31, 2008
8 3/4% senior unsecured notes due 2011 ($US)	$200,000	$200,000
Unrealized foreign exchange	52,040	5,574
Unamortized financing costs and premiums, net	(2,857)	(3,059)
Fair value of embedded prepayment and early redemption options (note 22(a))	3,716	(4,270)

	$252,899	$198,245

The 8 3/4% senior notes were issued on November 26, 2003 in the amount of US$200 million (Canadian $263 million). These notes mature on December 1, 2011 with interest payable semi-annually on June 1 and December 1 of each year.

The 8 3 /4% senior notes are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The notes are effectively subordinated to all secured debt to the extent of the outstanding amount of such debt.

The 8 3/4% senior notes are redeemable at the option of the Company, in whole or in part, at any time on or after: December 1, 2007 at 104.375% of the principal amount; December 1, 2008 at 102.188% of the principal amount; December 1, 2009 at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.

If a change of control occurs, the Company will be required to offer to purchase all or a portion of each holder’s 8 3/4% senior notes, at a purchase price in cash equal to 101% of the principal amount of the notes offered for repurchase plus accrued interest to the date of purchase.

As at March 31, 2009, the Company’s effective weighted average interest rate on its 8 3/4% senior notes, including the effect of financing costs and premiums, was approximately 9.42%.

Notes to Consolidated Financial Statements

The Company issued 9% senior secured notes on May 19, 2005 in the amount of US$60.5 million (Canadian $76.3 million). In connection with the IPO (note 2), the Company repurchased the 9% senior secured notes for $74,748 plus accrued interest of $3,027 on November 28, 2006. These notes were redeemed at a premium of 109.26% on November 28, 2006 resulting in a loss on extinguishment of $6,338. The loss on settlement, along with the write-off of deferred financing fees of $4,342 and third party transaction costs of $255, was recorded as a loss on extinguishment of debt in the Consolidated Statements of Operations, Comprehensive (Loss) Income and Deficit for the year ended March 31, 2007.

18. Asset retirement obligation

During the year ended March 31, 2009, the Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations, Comprehensive (Loss) Income and Deficit.

The following table presents a roll-forward of the liability for the asset retirement obligation:

Year-ended March 31, 2009	Amount
Balance, beginning of period	$ –
Obligation relating to the future retirement of a facility on leased land	231
Accretion expense	155

Balance, end of period	$386

At March 31, 2009, estimated undiscounted cash flows required to settle the obligation were $1,078. The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.

19. Income taxes

Income tax provision (recovery) differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rate to income from continuing operations. The reasons for the differences are as follows:

Year ended March 31,	2009	2008	2007
(Loss) income before income taxes statutory	$(124,792)	$57,163	$18,486
tax rate	29.38%	31.47%	32.12%

Expected (recovery) provision at statutory tax rate	$(36,664)	$17,989	$5,938

Decrease related to:
Impact of enacted future statutory income tax rates	(473)	(1,287)	(2,106)
Change in redemption value and accretion of redeemable preferred shares	–	–	1,000
Change in future income tax liability, resulting from valuation allowance	–	–	(5,858)
Non-taxable gain on repurchase of NACG Preferred Corp. Series A preferred shares	–	–	(3,019)
Non-deductible financing transactions	–	–	1,196
Large corporations tax	–	–	(136)
Impairment of goodwill	51,767	–	–
Other	93	677	392

Income tax provision (recovery)	$14,723	$17,379	$(2,593)

Classified as:

Year ended March 31,	2009	2008	2007
Current income taxes (recovery)	$5,546	$80	$(2,975)
Future income taxes	9,177	17,299	382

	$14,723	$17,379	$(2,593)

Notes to Consolidated Financial Statements

	March 31, 2009	March 31, 2008
Future income tax assets:
Non-capital losses carried forward	$2,867	$19,985
Deferred share issue costs	2,300	3,312
Deferred premium on senior notes	487	1,002
Derivative financial instruments	16,980	8,448
Unrealized foreign exchange loss on senior notes	–	1,805
Billings in excess of costs on uncompleted contracts	620	1,402
Capital lease obligations	4,961	3,594
Intangible assets	243	1,560
Deferred lease inducements	214	244
Other	885	–

	$29,557	$41,352

	March 31, 2009	March 31, 2008
Future income tax liabilities:
Unbilled revenue and uncertified revenue included in accounts receivable	$7,081	$8,978
Asset held for sale	794	316
Accounts receivable – holdbacks	2,696	10,239
Plant and equipment	33,240	27,009
Intangible assets	255	568
Unrealized foreign exchange loss on senior notes	1,491	–
Embedded derivatives and financing costs on senior notes	2,504	3,176

	48,061	50,286

Net future income taxes	$(18,504)	$(8,934)

Classified as:

	March 31, 2009	March 31, 2008
Current asset:	$7,033	$8,217
Long-term asset	12,432	18,199
Current liability	(7,749)	(10,907)
Long-term liability	(30,220)	(24,443)

	$(18,504)	$(8,934)

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, and several provincial jurisdictions. Taxation years ending 2005 through 2009 in all jurisdictions remain open for potential examination by the tax authorities.

The Company has accrued no amounts as of March 31, 2009, for uncertain tax positions. Additionally, for the year ended March 31, 2009, the Company has not recognized any amounts in respect of potential interest and penalties associated with uncertain tax positions.

At March 31, 2009, the Company has non-capital losses for income tax purposes of approximately $9,963 which expire as follows:

2010	$ –
2011	1
2015	10
2026	3
2027	5,381
2028	284
2029	4,285

Notes to Consolidated Financial Statements

20. Shares

a) Redeemable preferred shares

i) NACG Preferred Corp. preferred shares

	Number of Shares	Amount
Issued and outstanding March 31, 2006	35,000	$35,000
Repurchased and cancelled	(35,000)	(35,000)

Issued and outstanding March 31, 2007, 2008 and 2009	–	$ –

NACG Preferred Corp. was authorized to issue an unlimited number of Series A preferred shares. The NACG Preferred Corp. Series A preferred shares accrued dividends at a rate of $80.00 per share annually when earnings before interest, taxes, depreciation and amortization (“EBITDA”) for NAEPI were in excess of $75 million for the year. The dividends were payable in cash, additional NACG Preferred Corp. Series A preferred shares, or any combination of cash and shares as determined by the Company. The number of shares issuable was 0.001 of a whole NACG Preferred Corp. Series A preferred share for each $1.00 of dividend declared.

The NACG Preferred Corp. Series A preferred shares, which were issued in connection with the acquisition described in note 1 and recorded at their guaranteed redemption amount, were redeemable at any time at the option of the Company, and were required to be redeemed on or before November 26, 2012. On November 28, 2006, the Company acquired the NACG Preferred Corp. Series A preferred shares for a promissory note in the amount of $27,000 and accrued dividends of $1,400 at that time were forfeited resulting in a gain on settlement of $9,400. The promissory note was subsequently repaid with the proceeds from the IPO as described in note 2.

ii) NAEPI Series A preferred shares

	Number of Shares	Amount
Issued and outstanding March 31, 2006	1,000	$375
Accretion	–	625
Repurchase and cancellation	(1,000)	(1,000)

Issued and outstanding March 31, 2007, 2008 and 2009	–	$ –

NAEPI was authorized to issue an unlimited number of Series A preferred shares. The NAEPI Series A preferred shares were non-voting and were not entitled to any dividends. The NAEPI Series A preferred shares were mandatorily redeemable at $1,000 per share on the earlier of (1) December 31, 2011 and (2) an Accelerated Redemption Event, specifically (i) the occurrence of a change of control, or (ii) if there is an initial public offering of common shares, the later of (a) the consummation of the initial public offering or (b) the date on which all of the Company’s 9% senior notes and the Company’s 9% senior secured notes are no longer outstanding. NAEPI had the right to redeem the NAEPI Series A preferred shares, in whole or in part, at $1,000 per share at any time.

The NAEPI Series A preferred shares were issued to one of the counterparties to NAEPI’s swap agreements on May 19, 2005 in connection with obtaining a new revolving credit facility. The NAEPI Series A preferred shares were initially recorded at their fair value on the date of issue, which was estimated to be $321 based on the present value of the required cash flows using the discount rate implicit at inception. Each reporting period, the accretion of the carrying value to the present value of the redemption amount at each balance sheet date was recorded as interest expense.

On October 6, 2006, the Board of Directors approved the purchase of the NAEPI Series A preferred shares for $1,000 effective with the consummation of the IPO (note 2), and these shares were purchased on November 28, 2006 pursuant to an affiliate purchase right under the terms of the NAEPI Series A preferred shares. Accordingly, the Company recorded the additional accretion charge and the extinguishment of the obligation in the year ended March 31, 2007.

iii) NAEPI Series B preferred shares

	Number of Shares	Amount
Issued and outstanding March 31, 2006	75,244	$42,193
Accretion	–	2,489
Repurchase and cancellation	(75,244)	(44,682)

Issued and outstanding March 31, 2007, 2008 and 2009	–	$ –

NAEPI was authorized to issue an unlimited number of Series B preferred shares. The NAEPI Series B preferred shares were non-voting and were entitled to cumulative dividends at an annual rate of 15% of the issue price of each share. No dividends were payable on NAEPI common shares or other classes of preferred shares (defined as Junior Shares) unless all cumulative dividends had been paid on the NAEPI Series B preferred shares and NAEPI declared a NAEPI Series B

Notes to Consolidated Financial Statements

preferred share dividend equal to 25% of the Junior Share dividend (except for dividends paid as part of employee and officer arrangements, intercompany administrative charges of up to $1 million annually and tax sharing arrangements). The payment of dividends and the redemption of the NAEPI Series B preferred shares were prohibited by the Company’s revolving credit facility agreement. The payment of dividends and the redemption of the NAEPI Series B preferred shares were also restricted by the indenture agreements governing the Company’s 9% senior secured notes and 8 3/4% senior notes.

7,500 NAEPI Series B preferred shares were issued to non-employee shareholders of the Company for cash proceeds of $7.5 million on May 19, 2005. The NAEPI Series B preferred shares were initially issued to certain non-employee shareholders with the agreement that an offer to purchase these NAEPI Series B preferred shares would also be extended to other shareholders of the Company on a pro rata basis to their interest in the common shares of the Company.

On June 15, 2005, the NAEPI Series B preferred shares were split 10-for-1.

On August 31, 2005, NAEPI issued 8,218 NAEPI Series B preferred shares for cash consideration of $851 to certain shareholders of the Company as a result of this offer. On November 1, 2005, NAEPI repurchased and cancelled 8,218 of the NAEPI Series B preferred shares held by the original non-employee shareholders for cash consideration of $851.

On October 6, 2005, an additional 244 NAEPI Series B preferred shares were issued for cash consideration of $25. Initially, the redemption price of the NAEPI Series B preferred shares was an amount equal to the greatest of (i) two times the issue price ($1,000), less the amount, if any, of dividends previously paid in cash on the NAEPI Series B preferred shares; (ii) an amount, not to exceed $100 million which, after taking into account any dividends previously paid in cash on such NAEPI Series B preferred shares, provides the holder with a 40% rate of return, compounded annually, on the issue price from the date of issue; and (iii) an amount, not to exceed $100 million, which is equal to 25% of the arm’s length fair market value of NAEPI’s common shares without taking into account the NAEPI Series B preferred shares.

On March 30, 2006, the terms of the NAEPI Series B preferred shares were amended to eliminate option (iii) from the calculation of the redemption price of the shares.

Prior to the amendment to the terms of the NAEPI Series B preferred shares on March 30, 2006, the NAEPI Series B preferred shares were considered mandatorily redeemable and the Company was required to measure the NAEPI Series B preferred shares at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at each reporting date prior to the amendment. At March 30, 2006, management estimated the redemption amount to be $42,193. As a result, the Company has recognized the increase of $34,668 in the carrying value as an increase in interest expense for the year ended March 31, 2006.

Concurrent with the amendment to the NAEPI Series B preferred shares, NACG entered into a Put/Call Agreement with the holders of the NAEPI Series B preferred shares. The Put/Call Agreement granted to each holder of the NAEPI Series B preferred shares the right (the “Put/Call Right”) to require NACG to exchange each of the holder’s NAEPI Series B preferred shares for 100 common shares (on a post-split basis – note 20(b)) of NACG. The Put/Call Right could only be exercised upon delivery by NACG of an “Event Notice”, being either: (i) a redemption or purchase call for the redemption or purchase of the NAEPI Series B preferred shares in connection with (A) a redemption on December 31, 2011, or (B) an Accelerated Redemption Event (as defined in note 20(a)(ii)); or (ii) a notice in connection with a Liquidation Event (defined as a liquidation, winding-up or dissolution of NAEPI, whether voluntary or involuntary).

The Put/Call Agreement also granted NACG the right to require the holders of the NAEPI Series B preferred shares to exchange each of their NAEPI Series B preferred shares for 100 common shares (on a post-split basis – note 20(b)) of NACG upon delivery of a call notice to shareholders within five business days of an Event Notice.

As a result of the March 30, 2006 amendment to the terms of the NAEPI Series B preferred shares and the concurrent execution of the Put/Call Agreement, the Company accounted for the amendment as a related party transaction at carrying amount. No value was ascribed to the equity classified Put/Call Right as it was a related party transaction. The NAEPI Series B preferred shares were being accreted from their carrying value of $42.2 million on the date of amendment to their redemption value of $69.6 million on December 31, 2011 through a charge to interest expense using the effective interest method over the period to December 31, 2011. For the year ended March 31, 2007, the Company recognized $2,489 of interest expense for this accretion.

On October 6, 2006, the Board of Directors approved the exercise of the call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of NACG and the option was exercised on November 28, 2006. The Company recorded the exchange by transferring the carrying value of the Series B preferred shares on the exercise date of $44,682 to common shares.

Notes to Consolidated Financial Statements

b) Common shares

On November 3, 2006, the Board of Directors and common shareholders approved a 20-for-1 share split of NACG’s voting and non-voting common shares. All information relating to the exchange of the NAEPI Series B preferred shares (note 20(a)(iii)), the issued and outstanding common shares (below), basic and diluted net income (loss) per share data (note 20(d)), stock options (note 29), and basic and diluted net income (loss) per share data under U.S. GAAP (note 32) have been adjusted retroactively to reflect the impact of the share split in these financial statements. The share split was effective November 3, 2006.

Authorized:

Unlimited number of common voting shares

Unlimited number of common non-voting shares

Issued and outstanding:

	Number of Shares[1]	Amount
Common voting shares

Issued and outstanding at March 31, 2006	18,207,600	$91,038
Issued upon exercise of stock options	27,760	139
Transferred from contributed surplus on exercise of stock options	–	52
Repurchased and cancelled prior to initial public offering	(5,000)	(25)
Conversion of NAEPI Series B preferred shares	7,524,400	44,682
Initial public offering (note 2)	9,437,500	171,165
Share issue costs (net of future income tax recovery of $5,667)	–	(12,915)

Issued and outstanding at March 31, 2007	35,192,260	294,136
Issued upon exercise of stock options	324,816	1,627
Transferred from contributed surplus on exercise of stock options	–	611
Conversion of common non voting shares	412,400	2,062

Issued and outstanding at March 31, 2008	35,929,476	298,436
Issued upon exercise of stock options	109,000	703
Transferred from contributed surplus on exercise of stock options	–	834

Issued and outstanding at March 31, 2009	36,038,476	299,973

Common non-voting shares

Issued and outstanding at March 31, 2007 and 2006	412,400	2,062
Conversion to common voting shares	(412,400)	(2,062)

Issued and outstanding at March 31, 2009 and 2008	36,038,476	$299,973

During the year ended March 31, 2007, 5,000 common shares were repurchased for cancellation at a cost of $84, of which $25 reduced share capital and $59 increased the Company’s deficit.

[1]	The issued and outstanding common shares have been retroactively adjusted to reflect the 20-for-1 share split effected on November 3, 2006.

Notes to Consolidated Financial Statements

c) Contributed surplus

Balance, March 31, 2006	1,557
Stock-based compensation (note 29)	2,101
Transferred to common shares on exercise of stock options	(52)

Balance, March 31, 2007	$3,606
Stock-based compensation (note 29)	1,801
Transferred to common shares on exercise of stock options	(611)
Cash settlement of stock options	(581)

Balance, March 31, 2008	$4,215
Stock-based compensation (note 29)	1,833
Deferred performance share unit plan (note 29(b))	61
Transferred to common shares on exercise of stock options	(834)

Balance, March 31, 2009	$5,275

d) Net (loss) income per share

Year ended March 31,	2009	2008	2007
Net (loss) income available to common shareholders	$(139,515)	$39,784	$21,079
Weighted average number of common shares	36,020,763	35,788,776	24,352,156

Basic net (loss) income per share	$(3.87)	$1.11	$0.87

Year ended March 31,	2009	2008	2007
Net (loss) income available to common shareholders	$(139,515)	$39,784	$21,079
Weighted average number of common shares	36,020,763	35,788,776	24,352,156
Dilutive effect of stock options	–	1,126,859	1,091,751
Weighted average number of diluted common shares	36,020,763	36,915,635	25,443,907

Diluted net (loss) income per share	$(3.87)	$1.08	$0.83

For the year ended March 31, 2009, weighted average stock options of 614,010 (March 31, 2008 – 283,674) were excluded from the calculation of diluted net income per share as the options’ average exercise price was greater than the average market price of the common shares for the year.

For the year ended March 31, 2009, the effect of outstanding stock options on net loss per share was anti-dilutive. As such, the effect of outstanding stock options used to calculate the diluted net loss per share has not been disclosed for the current year.

21. Interest expense

Year ended March 31,	2009	2008	2007
Interest on senior notes	$30,689	$23,338	$27,417
Interest on capital lease obligations	1,234	780	725
Interest on senior secured/revolving credit facility	298	769	346
Interest on NACG Preferred Corp. Series A preferred shares	–	–	1,400
Accretion and change in redemption value of NAEPI Series B preferred shares	–	–	2,489
Accretion of NAEPI Series A preferred shares	–	–	625
Interest income (i)	(5,310)	–	–

Interest on long-term debt	26,911	24,887	33,002
Amortization of deferred financing costs	–	–	3,436
Amortization of bond issue costs and premiums	808	838	–
Other interest	(269)	1,294	811

	$27,450	$27,019	$37,249

(i)	As a result of the U.S. Dollar interest swap cancellation described in note 22(c)(i), the Company now receives floating quarterly interest payments from its SWAP counterparties at a rate of 4.2% over 3-month LIBOR. These floating interest payments occur quarterly every March 1, June 1, September 1 and December 1 until the notes mature on December 1, 2011.

Notes to Consolidated Financial Statements

22. Financial instruments and risk management

a) Fair value and classification of financial instruments

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Counterparty confirmations and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The fair values of the Company’s accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.

The fair values of amounts due under the revolving credit facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates and by using the outstanding balance of $nil at March 31, 2009 and March 31, 2008, the fair value of amounts due under the revolving credit facility as at March 31, 2009 and March 31, 2008 are not significantly different than their carrying value.

The fair values of the Company’s cross-currency and interest rate swap agreements and the Company’s embedded derivatives are based on appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option pricing models and discounted cash flow analysis, using observable market based inputs to estimate fair value. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows. Fair value amounts reflect management’s best estimates using external readily observable market data such as future prices, interest rate yield curves, foreign exchange rates and discount rates for time value. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

Financial instruments with carrying amounts that differ from their fair values are as follows:

	March 31, 2009		March 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes (i)	$252,899	$181,469	$198,245	$209,178
Capital lease obligations (ii)	17,484	17,345	14,776	15,228

(i)

The fair value of the US Dollar denominated 8 3/4% senior notes is based upon their period end closing market price translated into Canadian Dollars at period end exchange rates as at March 31, 2009 and March 31, 2008.

(ii)	The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

Derivative financial instruments that are used for risk management purposes, as described in Note 22(b) under – Risk Management consist of the following:

March 31, 2009	Derivative Financial Instruments	Senior Notes
Cross-currency and interest rate swaps	$39,547	$ –
Embedded price escalation features in a long-term revenue construction contract	(324)	–
Embedded price escalation features in certain long-term supplier contracts	22,778	–
Embedded prepayment and early redemption options on senior notes	–	3,716

Total fair value of derivative financial instruments	62,001	3,716
Less: current portion	11,439	–

	$50,562	$3,716

March 31, 2008	Derivative Financial Instruments	Senior Notes
Cross-currency and interest rate swaps	$81,649	$ –
Embedded price escalation features in a long-term revenue construction contract	14,821	–
Embedded price escalation features in certain long-term supplier contracts	1,269	–
Embedded prepayment and early redemption options on senior notes	–	(4,270)

Total fair value of derivative financial instruments	97,739	(4,270)
Less: current portion	4,720	–

	$93,019	$(4,270)

Notes to Consolidated Financial Statements

The realized and unrealized (gain) loss on derivative financial instruments is comprised as follows:

	2009	2008	2007
Realized and unrealized (gain)/loss on cross-currency and interest rate swaps	$(39,431)	$23,456	$(196)
Unrealized (gain)/loss on embedded price escalation features in a long-term revenue construction contract	(15,145)	7,575	–
Unrealized loss/(gain) on embedded price escalation features in certain long-term supplier contracts	21,509	(1,205)	–
Unrealized loss on embedded prepayment and early redemption options on senior notes	7,986	4,249	–

	$(25,081)	$34,075	$(196)

b) Risk Management

The Company is exposed to market, credit and liquidity risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company uses various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. The Company has 8 3/ 4% Senior Notes denominated in U.S. Dollars in the amount of U.S. $200 million. In order to reduce its exposure to changes in the U.S. to Canadian Dollar exchange rate, the Company entered into a cross-currency swap agreement to manage this foreign currency exposure for both the principal balance due on December 1, 2011 as well as the semi-annual interest payments from the issue date to the maturity date. In conjunction with the cross-currency swap agreement, the Company also entered into a U.S. Dollar interest rate swap and a Canadian Dollar interest rate swap as discussed in note 22(c)(ii) below. These derivative financial instruments were not designated as hedges for accounting purposes. At March 31, 2009 and March 31, 2008, the notional principal amount of the cross-currency swap was U.S. $200 million and Canadian $263 million.

On December 17, 2008, the Company received notice that all three swap counterparties had exercised the cancellation option on the U.S. Dollar interest rate swap and, effective February 2, 2009, the U.S. Dollar interest rate swap was terminated. In addition to net accrued interest to the termination date of U.S.$0.7 million, the counterparties paid a cancellation premium of 2.2% on the notional amount of U.S. $200 million or U.S. $4.4 million (equivalent to Canadian $5.3 million), which is included in the caption ‘Other income’ in the Consolidated Statement of Operations, Comprehensive (Loss) Income and Deficit for the year ended March 31, 2009.

The Company’s Canadian Dollar interest rate swap and cross-currency swap agreements are not cancellable at the option of the counterparties and remain in effect. The Company will continue to pay the counterparties an average fixed rate of 9.889% on the notional amount of Canadian $263 million or Canadian $13 million semi-annually until December 1, 2011. Beginning March 1, 2009, the Company received quarterly floating rate payments in U.S. Dollars on the cross-currency swap agreement at the prevailing 3-month LIBOR rate plus a spread of 4.2% on the notional amount of U.S.$200 million.

Notes to Consolidated Financial Statements

As a result of the cancellation of the U.S. Dollar interest rate swap, the Company is exposed to changes in the value of the Canadian Dollar versus the U.S. Dollar. To the extent that 3-month LIBOR rate is less than 4.6% (the difference between the 8 3 /4% Senior Notes coupon and the 4.2% spread over 3-month LIBOR on the cross-currency swap agreement), the Company will have to acquire U.S. Dollars to fund a portion of its semi-annual coupon payment on its Senior Notes. At the 3-month U.S. LIBOR rate of 1.192% at March 31, 2009, a $0.01 increase (decrease) in exchange rates in the Canadian Dollar would result in an insignificant decrease (increase) in the amount of Canadian Dollars required to fund each semi-annual coupon payment.

The Company also regularly transacts in foreign currencies when purchasing equipment, spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the U.S. Dollar for these short-term transactions, if material.

At March 31, 2009, with other variables unchanged, a $0.01 increase (decrease) in exchange rates of the Canadian Dollar to the U.S. Dollar related to the U.S. Dollar denominated senior notes would decrease (increase) net income and decrease (increase) equity by approximately $1.7 million. With other variables unchanged, a $0.01 increase (decrease) in exchange rates in the Canadian to the U.S. Dollar related to the cross-currency swap would increase (decrease) net income and increase (decrease) equity by approximately $1.5 million. The impact of similar exchange rate changes on short-term exposures would be insignificant and there would be no impact to other comprehensive income.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Amounts outstanding under the Company’s revolving credit facility are subject to a floating rate. The Company’s senior notes are subject to a fixed rate. The Company’s interest risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable borrowings that create cash flow interest rate risk. Changes in market interest rates cause the fair value of long-term debt with fixed interest rates to fluctuate but do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. The Company may use derivative instruments to manage interest rate risk. The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

In conjunction with the cross-currency swap agreement discussed in note 22(c)(i) above, the Company also entered into a U.S. Dollar interest rate swap and a Canadian Dollar interest rate swap with the net effect of economically converting the 8 3/4% rate payable on the 8 3/4% senior notes into a fixed rate of 9.889% for the duration that the 8 3/4% senior notes are outstanding. These derivative financial instruments were not designated as hedges for accounting purposes.

As a result of the U.S. Dollar interest swap cancellation described in note 22(c)(i), the Company is exposed to changes in interest rates. The Company has a fixed semi-annual coupon payment of 8 3/4% on its U.S. $200 million Senior Notes. With the termination of the U.S. Dollar interest rate swap, the Company will no longer receive fixed U.S. Dollar payments from the counterparties to offset the coupon payment on its Senior Notes. As a result of this termination, our annual interest expense at the current LIBOR rate will increase U.S. $6.8 million. In addition, we are now exposed to interest rate risk where a 100 basis point increase (decrease) in the 3-month U.S. LIBOR rate will result in a U.S. $2.0 million decrease (increase) in annual interest expense.

At March 31, 2009 and March 31, 2008, the notional principal amounts of the interest rate swaps were U.S.$200 million and Canadian $263 million.

As at March 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) to Canadian interest rates would impact the fair value of the interest rate swaps by $5.0 million with this change in fair value being recorded in net income. As at March 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) to U.S. interest rates would impact the fair value of the interest rate swaps by $0.5 million with this change in fair value being recorded in net income. As at March 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) of Canadian to U.S. interest rate volatility would impact the fair value of the interest rate swaps by $nil million with this change in fair value being recorded in net income.

At March 31, 2009, the Company held $nil of floating rate debt pertaining to its revolving credit facility (March 31, 2008 – $nil). As at March 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt would not have a significant impact on net income or equity. This assumes that the amount of floating rate debt remains unchanged from that which was held at March 31, 2009.

d) Credit Risk

Credit risk is the risk that financial loss to the Company maybe increased if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by

Notes to Consolidated Financial Statements

holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables, and unbilled revenue are managed through established credit monitoring activities.

The Company has a concentration of customers in the oil and gas sector. The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.

At March 31, 2009 and March 31, 2008, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	March 31, 2009	March 31, 2008
Customer A	29%	8%
Customer B	17%	9%
Customer C	13%	19%
Customer D	11%	11%
Customer E	1%	11%
Customer F	0%	18%

The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have been considered and have not been successful. Bad debt expense is charged to net income in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	March 31, 2009	March 31, 2008
Trade accounts receivables	$76,499	$158,245
Other receivables	1,824	8,765

Total accounts receivable	78,323	167,010

Unbilled revenue	55,907	70,833

On a geographic basis as at March 31, 2009, approximately 99% (March 31, 2008 – 89%) of the balance of trade accounts receivable (before considering the allowance for doubtful accounts) was due from customers based in Western Canada.

Payment terms are generally net 30 days. As at March 31, 2009 and March 31, 2008 trade receivables are aged as follows:

	March 31, 2009	March 31, 2008
Not past due	$47,197	$125,219
Past due 1-30 days	13,282	19,790
Past due 31-60 days	2,085	1,896
More than 61 days	13,935	11,340

Total	$76,499	$158,245

As at March 31, 2009, the Company has recorded an allowance for doubtful accounts of $2,597 (March 31, 2008 – $742) of which 85% relates to amounts that are more than 61 days past due.

The allowance is an estimate of the March 31, 2009 trade receivable balances that are considered uncollectible. Changes to the allowance are as follows:

Year ended March 31,	2009	2008	2007
Opening balance	$742	$87	$69
Payments received on provided balances	(100)	(184)	(205)
Current year allowance	4,324	950	223
Write-offs	(2,369)	(111)	–

Ending balance	2,597	742	87

Credit risk on derivative financial instruments arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements. This credit risk only arises in instances where these agreements have positive fair value for the Company.

Notes to Consolidated Financial Statements

e) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its capital structure and financial leverage, as outlined in note 23. It also manages liquidity risk by continuously monitoring actual and projected cash flows to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company believes that forecasted cash flows from operating activities, along with amounts available under the revolving credit facility, will provide sufficient cash requirements to cover the Company’s forecasted normal operating and budgeted capital expenditures.

The Company’s revolving credit facility contains covenants that restrict its activities, including, but not limited to, incurring additional debt, transferring or selling assets and making investments including acquisitions. Under the revolving credit agreement, Consolidated Capital Expenditures, as defined in the revolving credit agreement, during any applicable period cannot exceed 120% of the amount in the capital expenditure plan. In addition, the Company is required to satisfy certain financial covenants, including a minimum interest coverage ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA as defined in the revolving credit agreement, as well as a minimum current ratio.

At March 31, 2009, the Company was in compliance with its senior leverage, its interest coverage, and working capital covenants.

The following are the undiscounted contractual cash flows of financial liabilities and other contractual cash flows measured at period end exchange rates:

			Fiscal year
	Carrying Amount	Contractual Cash Flows	2010	2011	2012	2013	2013 and Thereafter
Accounts payable and accrued liabilities	$92,318	$92,318	$92,318	$ –	$ –	$ –	$ –

Capital lease obligations (including interest)	17,484	19,478	6,395	5,455	4,844	2,598	186

Senior notes (i)	252,899	263,000	–	–	263,000	–	–

Interest on senior notes	7,351	66,159	22,053	22,053	22,053	–	–

Cross-currency and interest rate swaps (i)	48,217	37,407	12,469	12,469	12,469	–	–

	$418,269	$478,362	$133,235	$39,977	$302,366	$2,598	$186

(i)	The contractual cash flows of the senior notes include the impact of the cross currency swap agreement which fixes the obligation related to the senior notes and cross currency swap at the $263 million payable at the December 1, 2011 maturity date.

23. Capital disclosures

The Company’s objectives in managing capital are to help ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of issued capital, contributed surplus, accumulated other comprehensive income (loss) and deficit. The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

The Company monitors debt leverage ratios as part of the management of liquidity and shareholders’ return and to sustain future development of the business. The Company is also subject to externally imposed capital requirements under its revolving credit facility and indenture agreement governing the U.S. Dollar denominated 8 3/4% senior notes, which contains certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions or to pay dividends or redeem shares of capital stock. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended March 31, 2008.

Notes to Consolidated Financial Statements

The Company is subject to restrictive covenants under its banking agreements with its principal lenders related to its revolving credit facility (note 13), its capital lease obligations (note 16) and senior notes (note 17) that are measured on a quarterly basis. These covenants include, but are not limited to, a current ratio, senior leverage ratio, and interest coverage ratio as specifically defined in the respective agreements. As at March 31, 2009, the Company was in compliance with all externally imposed capital requirements.

24. Other information

a) Supplemental cash flow information

Year ended March 31,	2009	2008	2007
Cash paid during the year for:
Interest	$29,336	$29,568	$34,061
Income taxes	52	80	342
Cash received during the year for:
Interest	477	345	1,156
Income taxes	2,734	300	160
Non-cash transactions:
Acquisition of plant and equipment by means of capital leases	8,863	8,829	4,653
Lease inducements	–	1,045	–

b) Net change in non-cash working capital
Year ended March 31,	2009	2008	2007
Operating activities:
Accounts receivable	$86,832	$(59,415)	$(26,183)
Allowance for doubtful accounts	1,855	654	18
Unbilled revenue	14,976	(2,174)	(39,339)
Inventory	(6,617)	46	(99)
Prepaid expenses and deposits	1,015	2,632	(10,133)
Other assets	–	4,616	(9,855)
Accounts payable	(56,309)	21,430	32,073
Accrued liabilities	7,057	21,685	(1,429)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(2,617)	1,773	(2,125)

	$46,192	$(8,753)	$(57,072)
Investing activities:
Accounts payable	$(630)	$(2,835)	$7,922

25. Segmented information

a) General overview

The Company operates in the following reportable business segments, which follow the organization, management and reporting structure within the Company:

•	Heavy Construction and Mining:

The Heavy Construction and Mining segment provides mining and site preparation services, including overburden removal and reclamation services, project management and underground utility construction, to a variety of customers throughout Canada.

•	Piling:

The Piling segment provides deep foundation construction and design build services to a variety of industrial and commercial customers throughout Western Canada.

•	Pipeline:

The Pipeline segment provides both small and large diameter pipeline construction and installation services to energy and industrial clients throughout Western Canada.

The accounting policies of the reportable operating segments are the same as those described in the significant accounting policies in note 3. Certain business units of the Company have been aggregated into the Heavy Construction and Mining segment as they have similar economic characteristics. These business units are considered to have similar economic characteristics based on similarities in the nature of the services provided, the customer base and the similarities in the production process and the resources used to provide these services.

Notes to Consolidated Financial Statements

b) Results by business segment

For the year ended March 31, 2009	Heavy Construction and Mining	Piling	Pipeline	Total
Revenues from external customers	$716,053	$155,076	$101,407	$972,536
Depreciation of plant and equipment	26,213	3,380	581	30,174
Segment profits (excluding goodwill impairment)	115,698	38,776	22,470	176,944
Impairment of goodwill	(125,447)	(18,000)	(32,753)	(176,200)
Segment assets	381,791	88,908	7,898	478,597
Expenditures of segment plant and equipment	80,289	8,679	75	89,043

For the year ended March 31, 2008	Heavy Construction and Mining	Piling	Pipeline	Total
Revenues from external customers	$626,582	$162,397	$200,717	$989,696
Depreciation of plant and equipment	23,761	3,340	969	28,070
Segment profits	105,378	45,362	25,465	176,205
Segment assets	500,535	110,288	88,143	698,966
Expenditures of segment plant and equipment	37,916	12,945	5,229	56,090

For the year ended March 31, 2007	Heavy Construction and Mining	Piling	Pipeline	Total
Revenues from external customers	$473,179	$109,266	$47,001	$629,446
Depreciation of plant and equipment	21,885	2,949	946	25,780
Segment profits	71,062	34,395	(10,539)	94,918
Segment assets	467,315	93,703	66,118	627,136
Expenditures of segment plant and equipment	95,829	8,940	1,918	106,687

c) Reconciliations

i) (Loss) income before income taxes

Year ended March 31,	2009	2008	2007
Total profit for reportable segments	$176,944	$176,205	$94,918
Unallocated corporate expenses:
General and administrative expense	(74,405)	(69,670)	(39,769)
Loss on disposal of plant and equipment	(5,325)	(179)	(959)
Amortization of intangibles	(1,087)	(1,071)	(582)
Impairment of goodwill	(176,200)	–	–
Interest expense	(27,450)	(27,019)	(37,249)
Foreign exchange (loss) gain	(46,666)	25,442	5,044
Realized and unrealized gain (loss) on derivative financial instruments	25,081	(34,075)	196
Gain on repurchase of NACG Preferred Corp. preferred shares	–	–	9,400
Loss on extinguishment of debt	–	–	(10,935)
Other income	5,955	418	904
Unallocated equipment costs (i)	(1,639)	(12,888)	(2,482)

(Loss) income before income taxes	$(124,792)	$57,163	$18,486

(i)	Unallocated equipment costs represent actual equipment costs, including non-cash items such as depreciation, which have not been allocated to reportable segments.

ii) Total assets

	March 31, 2009	March 31, 2008
Total assets for reportable segments	$478,597	$698,966
Corporate assets:
Cash	98,880	31,863
Plant and equipment	25,549	26,785
Future income taxes	19,465	26,416
Other	7,561	9,568

Total corporate assets	151,455	94,632

Total assets	$630,052	$793,598

Notes to Consolidated Financial Statements

The Company's goodwill of $23,872 is assigned to the Piling segment. All of the Company's assets are located in Canada.

iii) Depreciation of plant and equipment

Year ended March 31,	2009	2008	2007
Total depreciation for reportable segments	$30,174	$28,070	$25,780
Depreciation for corporate assets	7,928	8,659	5,254

Total depreciation	$38,102	$36,729	$31,034

iv) Capital expenditures for plant and equipment

Year ended March 31,	2009	2008	2007
Total capital expenditures for reportable segments	$89,043	$56,090	$106,687
Capital expenditures for corporate assets	5,096	1,689	3,332

Total capital expenditures	$94,139	$57,779	$110,019

d) Customers

The following customers accounted for 10% or more of total revenues:

Year ended March 31,	2009	2008	2007
Customer A	31%	23%	16%
Customer B	18%	13%	12%
Customer C	15%	13%	10%
Customer D	10%	19%	0%
Customer E	9%	13%	17%
Customer F	0%	4%	10%

The revenue by major customer was earned in Heavy Construction and Mining, Piling and Pipeline segments.

26. Related party transactions

The Company may receive consulting and advisory services provided by the Sponsors (principals or employees of such Sponsors are directors of the Company) with respect to the organization of the companies, employee benefit and compensation arrangements, and other matters, and no fee is charged for these consulting and advisory services.

In order for the Sponsors to provide such advice and consulting we provide reports, financial data and other information to the Sponsors. This permits them to consult with and advise our management on matters relating to our operations, company affairs and finances. In addition this permits them to visit and inspect any of our properties and facilities.

Prior to the reorganization and IPO described in Note 2, the Company had a consulting and advisory services agreement with the Sponsors, under which the Company and certain of its subsidiaries received consulting and advisory services with respect to the organization of the companies, employee benefit and compensation arrangements, and other matters. An advisory fee of $400 for the year ended March 31, 2007 was paid for these services and was recorded as part of general and administrative costs in the consolidated statement of operations.

On November 28, 2006, upon closing of the IPO described in Note 2, the consulting and advisory services agreement was cancelled. The consideration paid by the Company on the closing of the offering to cancel the agreement was $2,000, which was recorded as part of general and administrative expense during the year ended March 31, 2007. In addition, the Sponsors also received a fee of $854, 0.5% of the aggregate gross proceeds to the Company from the IPO, which was recorded as a share issue cost.

Pursuant to several office lease agreements, for the year ended March 31, 2007 the Company paid $572 (2006 – $836) to a company owned, indirectly and in part, by one of the directors. Effective November 28, 2006 the director resigned from the Board. Accordingly, the lease agreement is no longer considered to be with a related party.

All related party transactions described above were in the normal course of operations and were measured at the exchange amount, being the consideration established and agreed to by the related parties.

Notes to Consolidated Financial Statements

27. Commitments

The annual future minimum lease payments for heavy equipment, office equipment and premises in respect of operating leases for the next five years and thereafter are as follows:

For the year ending March 31,
2010	$51,306
2011	41,998
2012	32,892
2013	19,675
2014 and thereafter	15,749

$161,620

28. Employee benefit plans

The Company and its subsidiaries match voluntary contributions made by the employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended March 31, 2009 were $2,540 (2008 – $2,053; 2007 – $1,125).

29. Stock-based compensation plan

a) Share option plan

Under the 2004 Amended and Restated Share Option Plan, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date.

	Number of options[2]	Weighted average exercise price $ per share
Outstanding at March 31, 2006	2,066,360	5.00
Granted	315,520	11.99
Exercised	(27,760)	(5.00)
Forfeited	(207,280)	(5.00)

Outstanding at March 31, 2007	2,146,840	6.03
Granted	481,600	13.80
Exercised	(324,816)	(5.00)
Cancelled[3]	(62,760)	(5.00)
Forfeited	(204,500)	(11.56)

Outstanding at March 31, 2008	2,036,364	7.54
Granted	344,800	8.22
Exercised	(109,000)	(6.45)
Forfeited	(200,280)	(9.40)

Outstanding at March 31, 2009	2,071,884	7.53

[2]	The number of options and the weighted average exercise price per share have been retroactively adjusted to reflect the impact of 20 for-1 share split disclosed in note 20(b).
[3]	Options settled for cash.

Notes to Consolidated Financial Statements

The following table summarizes information about stock options outstanding at March 31, 2009:

	Options outstanding			Options exercisable
Exercise price	Number	Weighted average remaining life	Weighted average exercise price ($)	Number	Weighted average exercise price ($)
$5.00	1,281,504	5.8 years	$5.00	957,400	$5.00
$16.75	27,760	7.5 years	$16.75	11,104	$16.75
$13.50	264,920	8.7 years	$13.50	54,520	$13.50
$15.37	89,500	9.0 years	$15.37	17,900	$15.37
$13.21	75,000	8.8 years	$13.21	15,000	$13.21
$16.01	75,000	9.0 years	$16.01	–	–
$16.46	50,000	9.0 years	$16.46	–	–
$3.69	208,200	9.7 years	$3.69	–	–

	2,071,884	7.0 years	$7.53	1,055,924	$5.85

At March 31, 2009, the weighted average remaining contractual life of outstanding options is 7.0 years (March 31, 2008 – 7.6 years). The Company recorded $1,834 of compensation expense related to stock options in the year ended March 31, 2009 (2008 – $1,801; 2007 – $2,101) with such amount being credited to contributed surplus. At March 31, 2009 the total compensation costs related to non-vested awards not yet recognized was $3,902 and these costs are expected to be recognized over a weighted average period of 3.2 years.

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Year ended March 31,	2009	2008	2007
Number of options granted[4]	344,800	481,600	315,520
Weighted average fair value per option granted ($)	4.53	4.92	9.91
Weighted average assumptions
Dividend yield	nil%	nil%	nil%
Expected volatility	59.01%	38.80%	24.73%
Risk-free interest rate	3.24%	4.25%	4.30%
Expected life (years)	6.5	6.5	6.4

As a result of the filing of a preliminary prospectus on July 21, 2006 with the various Canadian and U.S. securities commissions in preparation for the public sale of common shares, the Company is no longer eligible to use the minimum value method for measuring stock-based compensation. Accordingly, the Company considered the effect of expected volatility in its assumptions using the Black-Scholes option pricing model for options granted after this date. The Company determined its expected volatility based on a statistical analysis of historical volatility for a peer group of companies, which was prepared by an independent valuation firm.

During the year ended March 31, 2007, the Company offered to accelerate the vesting of 222,080 options held by certain members of its Board of Directors, providing for the options to become immediately exercisable on the condition that such options were exercised by September 30, 2006. On July 31, 2006, 27,760 options were exercised pursuant to this offer resulting in additional compensation cost of $24 for the year ended March 31, 2007. The vesting period remained unchanged for stock options held by Directors who did not accept the Company’s offer.

On October 6, 2006, the Company approved the Amended and Restated 2004 Share Option Plan. The amended plan was approved by the shareholders on November 3, 2006 and became effective on the closing of the IPO described in note 2. Option grants under the amended option plan may be made to directors, officers, employees and service providers selected by the Compensation Committee of the Company’s Board of Directors. The Compensation Committee may provide that any options granted will vest immediately or in increments over a period of time. Options to be granted under the amended option plan will have an exercise price of not less than the volume weighted average trading price of the common shares on the Toronto Stock Exchange or the New York Stock Exchange at the time of grant. The amended option plan provides that up to 10% of the Company’s issued and outstanding common shares from time to time may be reserved for issue or issued from treasury under the amended option plan.

In the event of certain change of control events as defined in the amended option plan, all outstanding options will become immediately vested and exercisable. The amended option plan provides that the Company’s Board of Directors can make certain specified amendments to the option plan subject to receipt of shareholder and regulatory approval, and further authorizes the Board of Directors to make all other amendments to the plan, subject only to regulatory

[4]	The number of options and the weighted average fair value per option granted have been retroactively adjusted to reflect the impact of the 20-for-1 share split disclosed in note 20(b).

Notes to Consolidated Financial Statements

approval but without shareholder approval. The amendments the Board of Directors may make without shareholder approval include amendments of a housekeeping nature, changes to the vesting provisions of an option or the option plan, changes to the termination provisions of an option or the option plan which do not entail an extension beyond the original expiry date, the discontinuance of the option plan, and the addition of provisions relating to phantom share units, such as restricted share units and deferred share units which result in participants receiving cash payments, and the terms governing such features.

The amended option plan provides that each option includes a cashless exercise alternative which provides a holder of an option with the right to elect to receive cash in lieu of purchasing the number of shares under the option. Notwithstanding such right, the amended option plan provides that the Company may elect, at its sole discretion, to net settle the option in common shares.

All outstanding options granted under the 2004 Stock Option Plan remained outstanding after the amended and restated plan became effective.

b) Deferred performance share unit plan

On March 19, 2008, the Company approved a Deferred Performance Share Unit (“DPSU”) Plan which became effective April 1, 2008.

DPSUs will be granted effective April 1 of each fiscal year in respect of services to be provided in that fiscal year and the following two fiscal years. The DPSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Compensation Committee of the Board of Directors at the date of grant. Such performance criterion includes the passage of time and is based upon return on invested capital calculated on operating income and average operating assets. The date of the third fiscal year-end following the date of the grant of DPSUs shall be the maturity date for such DPSUs. At the maturity date, the Compensation Committee shall assess the participant against the performance criteria and determine the number of DPSUs that have been earned (earned DPSUs).

The settlement of the participant’s entitlement shall be made in either cash at the value of the earned DPSUs equivalent to the number of earned DPSUs at the value of the Company’s common shares at the date of maturity or in a number of common shares equal to the number of earned DPSUs. If settled in common shares, the common shares shall be purchased on the open market or through the issuance of shares from treasury.

The fair value of each unit under the DPSU Plan was estimated on the date of the grant using Black-Scholes option pricing model. The weighted average assumptions used in estimating the fair value of the share options issued under the DPSU Plan at April 1, 2008 are as follows:

Number of units granted	111,020
Weighted average fair value per option granted ($)	12.34
Weighted average assumptions:
Dividend yield	–
Expected volatility	56.25%
Risk-free interest rate	2.83%
Expected life (years)	3.00

	Year Ended March 31, 2009
	Number of Units	Weighted Average Exercise Price ($ per share)
Outstanding, beginning of period	–	–
Granted	111,020	–
Exercised	–	–
Forfeited	(20,015)	–

Outstanding, end of period	91,005	–

At March 31, 2009, the weighted average remaining contractual life of outstanding DPSU Plans is 2.0 years. For the year ended March 31, 2009, the Company granted 111,020 units under the Plan and recorded compensation expense of $61 (March 31, 2008 – $nil) which is included in general and administrative costs. This compensation expense was adjusted based upon management’s assessment of performance against return on invested capital targets and the ultimate number of units expected to be issued. As at March 31, 2009, there was approximately $829 of total unrecognized compensation cost related to non-vested share-based payment arrangements under the DPSU Plan, which is expected to be recognized over a weighted average period of 2.0 years and is subject to performance adjustments.

Notes to Consolidated Financial Statements

c) Director’s deferred stock unit plan

On November 27, 2007, the Company approved a Directors’ Deferred Stock Unit (“DDSU”) Plan, which became effective January 1, 2008. Under the DDSU Plan, non-employee or officer directors of the Company shall receive 50% of their annual fixed remuneration (which is included in general and administrative expenses in the Consolidated Statement of Operations, Comprehensive (Loss) Income and Deficit) in the form of DDSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DDSUs. The number of DDSUs to be credited to the participants deferred share unit account shall be determined by dividing the amount of the participant’s deferred remuneration by the fair market value per common share on the date the DDSUs are credited to the Participant (the date the services are rendered by the participant). The DDSUs vest immediately upon grant and are only redeemable upon death or retirement of the participant for cash determined by the market price of the Company’s common shares for the 5 trading day’s immediately preceding death or retirement. Directors, who are not US taxpayers, may elect to defer the maturity date until a date no later than December 1st of the calendar year following the year in which the actual maturity date occurred. For the year ended March 31, 2009, the Company recorded an expense of $356 (March 31, 2008 – $190, March 31, 2007 – $nil) related to the grant of the DDSUs.

Year ended March 31,	2009	2008
Outstanding, beginning of period	11,807	–
Granted	127,884	11,807
Exercised	–	–
Forfeited	–	–

Outstanding, end of period	139,691	11,807

At March 31, 2009, the redemption value of these units was $3.91/unit (March 31, 2008 – $16.01/unit). There is no unrecognized compensation expense related to deferred share units, since these awards vest immediately when granted.

30. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

31. Comparative figures

Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

32. United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. If U.S. GAAP were employed, the Company’s net (loss) income would be adjusted as follows:

Year ended March 31,	2009	2008	2007
Net (loss) income – as reported under Canadian GAAP	$(139,515)	$39,784	$21,079
Capitalized interest on assets held for construction (a)			249
Depreciation of capitalized interest (a)	(162)	(131)	(143)
Differences in accounting for financing costs, discounts and premiums (b)	(1,931)	(1,049)	1,246
Difference in fair value of stock options under U.S. GAAP (c)	(55)	(136)	–
Unrealized gain on embedded price escalation features in a long-term revenue construction contract and supplier contract (d)	–	–	526
Unrealized gain on embedded redemption rights on senior notes (d)	4,655	4,000	348
Difference between accretion of NAEPI Series B preferred shares under Canadian GAAP and U.S. GAAP (e)	–	–	249

(Loss) income before income taxes	(137,008)	42,468	23,554
Income taxes:
Deferred income taxes (f)	(34)	(119)	1,816

Net (loss) income – U.S. GAAP	$(137,042)	$42,349	$25,370

Net (loss) income per share – basic – U.S. GAAP	$(3.80)	$1.18	$1.04

Net (loss) income per share – diluted – U.S. GAAP[5]	$(3.80)	$1.15	$1.00

[5]

Basic net income (loss) per share – U.S. GAAP and diluted net income (loss) per share – U.S. GAAP have been retroactively adjusted to reflect the company’s 20-for-1 share split effected on November 3, 2006 (see note 18(a)).

Notes to Consolidated Financial Statements

The cumulative effect of material differences between Canadian and U.S. GAAP on the consolidated shareholder’s equity of the Company is as follows:

Year ended March 31,	2009	2008	2007
Shareholders’ equity (as reported) – Canadian GAAP	$147,437	$283,364	$244,278
Capitalized interest (a)	1,096	1,096	1,096
Depreciation of capitalized interest (a)	(436)	(274)	(143)
Differences in accounting for finance costs, discounts and premiums (b)	4,286	6,217	1,836
Unrealized loss on embedded price escalation features in a long-term revenue construction contract and supplier contract (d)	–	–	(9,720)
Unrealized loss on embedded redemption rights on senior notes (d)	–	(4,655)	(136)
Deferred income taxes (f)	(1,423)	(1,389)	1,816

Shareholders’ equity – U.S. GAAP	$150,960	$284,359	$239,027

A continuity schedule of each component of the Company’s shareholders’ equity under U.S. GAAP for the year ended March 31, 2009 is as follows:

	Common shares	Contributed surplus	Deficit	Total
March 31, 2006	$93,100	$1,557	$(89,546)	$5,111
Net income	–	–	25,370	25,370
Stock based compensation	–	2,101	–	2,101
Issued upon exercise of stock options	139	–	–	139
Share issues	171,165	–	–	171,165
Share issue costs	(12,915)	–	–	(12,915)
Repurchase of common shares	(25)	–	(59)	(84)
Conversion of NAEPI Series B preferred shares (e)	48,140	–	–	48,140
Reclassification on exercise of stock options	52	(52)	–	–

March 31, 2007 – U.S. GAAP	$299,656	$3,606	$(64,235)	$239,027
Net income	–	–	42,349	42,349
Stock based compensation (c)	–	1,937	–	1,937
Reclassification on exercise of stock options	611	(611)	–	–
Cash settlement of stock options	–	(581)	–	(581)
Issued upon the exercise of stock options	1,627	–	–	1,627

March 31, 2008 – U.S. GAAP	$301,894	$4,351	$(21,886)	$284,359
Net loss	–	–	(137,042)	(137,042)
Stock based compensation (c)	–	1,949	–	1,949
Write up of tire impairment on adoption of CICA 3031 (note 3 (s) (iii))	–	–	991	991
Reclassification on exercise of stock options	834	(834)	–	–
Issued upon the exercise of stock options	703	–	–	703

March 31, 2009 – U.S. GAAP	$303,431	$5,466	$(157,937)	$150,960

The areas of material difference between Canadian and U.S. GAAP and their impact on the Company’s consolidated financial statements are described below:

a) Capitalization of interest

U.S. GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The capitalized amount is subject to depreciation in accordance with the Company’s policies when the asset is placed into service.

b) Financing costs, discounts and premiums

Prior to April 1, 2007, transaction costs incurred in connection with the Company’s senior notes were recorded as a deferred asset under Canadian GAAP and these deferred financing costs were being amortized on a straight-line basis over the term of the debt. For U.S. GAAP purposes, these deferred financing costs are being amortized over the term of the related debt using the effective interest method in accordance with Accounting Principles Board Opinion No. 21 (“APB 21”).

Effective April 1, 2007, the Company adopted CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” on a retrospective basis without restatement as described in note 3(r)(iii). Although Section 3855 also requires the use of the effective interest method to account for the amortization of finance costs, the requirement to bifurcate the issuer’s early prepayment option on issuance of the debt (which is not required under U.S. GAAP) resulted in an additional premium that is being amortized over the term of the debt under Canadian GAAP. In addition, foreign denominated transaction costs, discounts and premiums are considered as part of the carrying value of the related financial liability under Canadian GAAP and are subject to foreign currency gains or losses resulting from periodic

Notes to Consolidated Financial Statements

translation procedures as they are treated as a monetary item under Canadian GAAP. Under U.S. GAAP, foreign denominated transaction costs are considered non-monetary and are not subject to foreign currency gains and losses resulting from periodic translation procedures.

In connection with the adoption of Section 3855, transaction costs incurred in connection with the Company’s revolving credit facility of $1,622 were reclassified from deferred financing costs to intangible assets on April 1, 2007 under Canadian GAAP and these costs continue to be amortized on a straight-line basis over the term of the facility. Under U.S. GAAP, the Company continues to amortize these transaction costs over the stated term of the related debt using the effective interest method under APB 21.

c) Stock-based compensation

Up until April 1, 2006, the Company followed the provisions of Statement of Financial Accounting Standards No. 123, “Stock-Based Compensation” for U.S. GAAP purposes. As the Company uses the fair value method of accounting for all stock-based compensation payments under Canadian GAAP there were no differences between Canadian and U.S. GAAP prior to April 1, 2006. On April 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123R”). As the Company used the minimum value method for purposes of complying with Statement of Financial Accounting Standards No. 123, it was required to adopt SFAS 123(R) prospectively. Under Canadian GAAP the Company was permitted to exclude volatility from the determination of the fair value of stock options granted until the filing of its initial registration statement relating to the initial public offering of voting shares on July 21, 2006. As a result, for options issued between April 1, 2006 and July 21, 2006, there is a difference between Canadian and U.S. GAAP relating to the determination of the fair value of options granted.

d) Derivative financial instruments

Effective April 1, 2007, the Company adopted the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and Handbook Section 3865, “Hedges”.

Under Canadian GAAP, the Company determined that the issuer’s early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense as discussed in b) above. Prior to April 1, 2007 under Canadian GAAP, separate accounting of embedded derivatives from the host contract was not permitted by EIC-117.

Under U.S. GAAP, Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and debt instruments) be recorded in the balance sheet as either an asset or liability measured at its fair value. The contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances met the criteria for bifurcation from the debt contract and separate measurement at fair value. The embedded derivatives have been measured at fair value and changes in fair value recorded in net income for all periods presented. The issuer’s early prepayment option included in the senior notes does not meet the criteria as an embedded derivative under SFAS 133 and was not bifurcated from the host contract and measured at fair value resulting in a U.S. GAAP difference for all periods presented.

On adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, the Company reviewed the accounting treatment of a number of outstanding contracts and determined that a price escalation feature in a revenue construction contract and supplier contracts entered into prior to April 1, 2007 contained embedded derivatives that are not closely related to the host contract under both Canadian and U.S. GAAP. The Company recorded the fair value of these embedded derivatives on April 1, 2007 of $9,720, with a corresponding increase in opening deficit of $6,950, net of future income taxes of $2,770 for Canadian GAAP purposes. Under U.S. GAAP, the Company has recognized and measured these embedded derivatives since inception of the related contracts.

e) NAEPI Series B Preferred Shares

Prior to the modification of the terms of the NAEPI Series B preferred shares on March 30, 2006, there were no differences between Canadian GAAP and U.S. GAAP related to the NAEPI Series B preferred shares. As a result of the modification of terms of NAEPI’s Series B preferred shares, under Canadian GAAP, NACG continued to classify the NAEPI Series B preferred shares as a liability and was accreting the carrying amount of $42.2 million on the amendment date (March 30, 2006) to their December 31, 2011 redemption value of $69.6 million using the effective interest method. Under U.S. GAAP, NACG recognized the fair value of the amended NAEPI Series B preferred shares as minority interest as such amount was recognized as temporary equity in the accounts of NAEPI in accordance with EITF Topic D-98 and recognized a charge of $3.7 million to retained earnings for the difference between the fair value and the carrying amount of the Series B preferred shares on the amendment date. Under U.S. GAAP, NACG was accreting the initial fair value of the amended NAEPI Series B preferred shares of $45.9 million recorded on their amendment date (March 30,

Notes to Consolidated Financial Statements

2006) to the December 31, 2011 redemption value of $69.6 million using the effective interest method, which was consistent with the treatment of the NAEPI Series B preferred shares as temporary equity in the financial statements of NAEPI. The accretion charge was recognized by NACG as a charge to minority interest (as opposed to retained earnings in the accounts of NAEPI) under U.S. GAAP and interest expense in NACG’s financial statements under Canadian GAAP.

On November 28, 2006, NACG exercised a call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of NACG. For Canadian GAAP purposes, NACG recorded the exchange by transferring the carrying value of the NAEPI Series B preferred shares on the exercise date of $44,682 to common shares. For U.S. GAAP purposes, the conversion has been accounted for as a combination of entities under common control as all of the shareholders of the NAEPI Series B preferred shares are also common shareholders of NACG resulting in the reclassification of the carrying value of the minority interest on the exercise date of $48,140 to common shares.

f) Other matters

The tax effects of temporary differences under Canadian GAAP are described as future income taxes in these financial statements whereas such amounts are described as deferred income taxes under U.S. GAAP.

g) United States accounting pronouncements recently adopted

In June 2006, the Financial Accounting and Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. FIN 48 was effective for the Company’s fiscal year ended March 31, 2008. The adoption of this standard did not have a material impact on the Company’s financial statements and disclosures required under the standard are provided in note 19 to the consolidated financial statements.

In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, which provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. This FASB Staff Position is effective upon the initial adoption of FIN 48. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Effective April 1, 2008, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework and prescribes methods for measuring fair value and outlines the additional disclosure requirements on the use of fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

•	level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

level 2 inputs are significant observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

•	level 3 inputs are significant unobservable inputs that reflect the reporting entity’s own assumptions and are supported by little or no market activity.

Notes to Consolidated Financial Statements

The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. FASB Staff Position (“FSP”) No. 157-2 delayed the effective date of the provisions of SFAS No. 157 for non-financial assets and liabilities that are not re-measured at fair value on a recurring basis until April 1, 2009. Financial assets and liabilities measured at fair value as at March 31, 2009 in the financial statements on a recurring basis are summarized below:

Description	Carrying value	Level I	Level II	Level III
Cross currency and interest rate swaps for US dollar 8 3/4% senior notes	$39,547	$ –	$39,547	$ –
Embedded price escalation features in a long term revenue construction contract	(324)	–	(324)	–
Embedded price escalation features in long term supplier contract	22,778	–	22,778	–
Embedded prepayment and early redemption options on senior notes	3,716	–	3,716	–

	$65,717	$ –	$65,717	$ –

The Company has determined that the fair value of its U.S. $ denominated senior notes are considered a level 1 measurement as these are traded in an active market.

Since the Company primarily uses observable inputs in its valuation of its derivative financial instruments, they are valued using Level 2 inputs. The fair values of the Company’s cross-currency and interest rate swap agreements and the Company’s embedded derivatives are based on appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option pricing models and discounted cash flow analysis, using observable market based inputs to estimate fair value. The Company considers its own credit risk or the credit risk of the counterparty in determining fair value, depending on whether the fair values are in an asset or liability position. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows. Fair value amounts reflect management’s best estimates using external readily observable market data such as future prices, interest rate yield curves, foreign exchange rates and discount rates for time value. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material. We used the following inputs to estimate the fair value of each class of Level II financial instruments:

•

The fair values of the Company’s cross-currency and interest rate swap agreements are based on appropriate price modeling commonly used by market participants to estimate fair value. The fair values the Company’s interest rate swap agreements are estimated using discounted cash flow analysis with inputs of observable market data including future interest rates, implied volatilities and the credit risk of the Company or the counterparties as appropriate with resulting valuations periodically validated through third-party or counterparty quotes. The fair values of cross-currency swaps are estimated using discounted cash flow analysis with inputs of observable market data including foreign currency exchange rates, implied volatilities, interest rates and the credit risk of the Company or the counterparties as appropriate, with resulting valuations periodically validated through third-party or counterparty quotes;

•

The fair value of the Company’s optional redemption rights included in the senior notes have been estimated using discounted cash flow analysis with input of observable market data including foreign currency exchange rates, implied volatilities and interest rates; and

•

The fair value of price escalation features in revenue and maintenance service contracts containing embedded derivatives have been estimated using generally accepted valuation models based on discounted cash flows with inputs of observable market data, including foreign currency rates and discount factors.

Currently, the Company has not measured the fair value of any financial instruments using level 3 (significant unobservable) inputs.

In early October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which amended SFAS No. 157 to illustrate key considerations in determining the fair value of a financial asset in an inactive market. This FSP was effective for the Company beginning with the quarter ended September 30, 2008. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) was issued in February 2007. The statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007, specifically April 1, 2008 for the Company. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Notes to Consolidated Financial Statements

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement 133” (“SFAS 161”) was issued March 2008. SFAS 161 is effective for interim or annual periods beginning after November 15, 2008. The statement requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect our financial position, financial performance and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the Company’s strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in accordance with U.S. GAAP. This statement was effective for the Company on November 15, 2008, which is 60 days after the Securities and Exchange Commission’s approval of Auditing Standard No. 6, Evaluating Consistency of Financial Statements. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

i) Recent United States accounting pronouncements not yet adopted (US GAAP)

SFAS No. 141R, “Business Combinations” (“SFAS 141R”) was issued December 2007. SFAS No. 141R is effective for the fiscal year beginning April 1, 2009. The statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and any goodwill. This statement establishes disclosure requirements that will enable users of the Company’s financial statements to evaluate the nature and financial effects of the business combination. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51” (“SFAS 160”) was issued December 2007. SFAS 160 is effective for the fiscal year beginning April 1, 2009. This statement changes the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. These non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations. In addition, this statement establishes standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The statement also establishes reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

SFAS No. 165 “Subsequent Events” (“SFAS 165”) was issued in May 2009. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. This statement addresses accounting and disclosure requirements related to subsequent events. This statement also requires the Company to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the Company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. For the Company, this FSP will require certain additional disclosures beginning April 1, 2009 and application to useful life estimates prospectively for intangible assets acquired after March 31, 2009. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1 “Interim Disclosures about Fair Value of Financial Instruments” which amends FASB Statement No. 107 “Disclosures about Fair Value of Financial Statements” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. It also amends APB Opinion No. 28 “Interim Financial Reporting” to require those disclosures in summarized financial information at interim reporting periods. The FSP is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009 in certain circumstances. This FSP is effective for our quarter ending June 30, 2009. The Company is currently evaluating the impact of this FSP on its consolidated financial statements.

Notes to Consolidated Financial Statements

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP No. FAS 157-4 requires that,

•

The Company should disclose in interim and annual periods the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.

•	Define major category for equity securities and debt securities to be major security types as per FAS 115 and FAS 124-2.

The FSP shall be effective for interim and annual periods ending after June 15, 2009 and shall be applied prospectively. For the Company this Statement is effective for the quarter ending June 30, 2009. Early adoption is permitted for periods ending after March 15, 2009 in certain circumstances. The Company is currently evaluating the impact of this FSP on its consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments”, which amends the other-than-impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of the other- than-temporary impairments on debt and equity securities in the financial statements. The FSP applies to debt securities classified as available-for-sale and held-to-maturity that are subject to other than temporary impairment guidance within FAS 115. The FSP is effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009 in certain circumstances. This FSP is effective for our quarter ending June 30, 2009. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 141 (R)-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, to amend and clarify SFAS No. 141(R) “Business Combinations”. It addresses the application issues on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009. The Company is currently evaluating the impact of this standard on its consolidated financial statements.